================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 August 29, 2003


                        Commission File Number: 001-10579



                       TELECOMMUNICATIONS COMPANY OF CHILE
                 (Translation of registrant's name into English)


                      Avenida Providencia No. 111, Piso 22
                          Providencia, Santiago, Chile
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F X                                 Form 40-F ___
                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

               Yes                                            No   X
                   ----                                         ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

               Yes                                           No   X
                   ----                                         ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                           No   X
                   ----                                         ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                      N/A



================================================================================

                    Telecommunications Company of Chile, S.A.

                                TABLE OF CONTENTS

Item
----

1. Report on the Financial Statements for the six-month periods ended June 30, 2002 and 2003

                                                                         Item 1.



          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES



                       REPORT ON THE FINANCIAL STATEMENTS
                         for the six month periods ended
                             June 30, 2002 and 2003
                                 (CONSOLIDATED)




       (Translation of financial statements originally issued in Spanish)

         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES








------------------------------------------------

CONTENTS

Independent Accountants' Review Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements


ThCh$:  Thousands of Chilean pesos
UF   :  The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month
ThUS$:  Thousands of US dollars

                                                        [DELOITTE & TOUCHE LOGO]
Independent Accountants' Review Report

To the Chairman and Members of the Board of Directors of Compania de
  Telecomunicaciones de Chile S.A.

We have reviewed the accompanying interim consolidated balance sheet of Compania de Telecomunicaciones de Chile S.A. and subsidiaries as of June 30, 2003, and the related interim consolidated statements of income and cash flows for the six-month period then ended. These interim financial statements (including the related notes) are the responsibility of the management of the Company. The interim consolidated financial statements for the six-month period ended June 30, 2002 were reviewed by other auditors whose report, dated July 21, 2002, stated they were not aware of any material modifications that should be made to those statements for them to be in conformity with accounting principles generally accepted in Chile. The accompanying Management's Discussion and Analysis of the Consolidated Financial Statements is not an integral part of these financial statements, and, therefore, this report does not cover this item.

We conducted our review in accordance with auditing standards established in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the 2003 interim consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

/s/ DELOITTE & TOUCHE
--------------------------

July 24, 2003

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
 -------------------------------------------------------------------------------



                            CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2002 AND 2003
 (Restated for general price-level changes and expressedin thousands of constant
                       Chilean pesos as of June 30, 2003)


 ----------------------------------------------------------------------------------------------------------------------
         A   S   S   E   T   S                                                  Notes           2002           2003
-----------------------------------------------------------------------------------------------------------------------
                                                                                               ThCh$           ThCh$
                                                                                           ------------    ------------

CURRENT ASSETS
  Cash and bank                                                                             14,327,092       10,367,787
  Time deposits
  Marketable securities (net)                                                               13,702,092          267,769
  Trade accounts receivable, net of allowance for doubtful accounts
       of ThCh$ 72,491,954 and ThCh$ 89,097,817, respectively                     (4)       73,410,187       42,445,214
  Notes receivable, net of allowance for doubtful notes                           (5)      247,720,677      205,479,313
       of ThCh$ 8,341,742 and ThCh$ 6,933,253, respectively                       (5)        8,026,817        5,183,879
  Miscellaneous accounts receivable                                               (5)       30,471,029       12,217,104
  Notes and accounts receivable from related companies                            (6a)      19,826,272       18,651,396
  Inventories (net)                                                                         25,402,765       18,736,499
  Recoverable taxes                                                                         17,764,279       21,344,415
  Prepaid expenses                                                                          10,003,086        9,238,237
  Deferred taxes                                                                  (7b)      53,226,457       28,567,318
  Other current assets                                                            (8)      140,390,872       33,189,776


                                                                                        --------------   --------------
               TOTAL CURRENT ASSETS                                                        654,271,625      405,688,707
                                                                                        --------------   --------------

PROPERTY, PLANT AND EQUIPMENT
  Land                                                                            (9)       29,808,243       27,667,278
  Constructions and                                                                                 --               --
       infrastructure works                                                                199,963,526      186,258,179
  Machinery and equipment                                                                3,289,001,067    3,410,794,925
  Other property, plant and equipment                                                      441,968,496      378,476,278
  Technical revaluation                                                                      9,230,699        9,230,850
  Accumulated depreciation (less)                                                        1,915,891,857    2,112,525,021


                                                                                        --------------   --------------
               TOTAL PROPERTY, PLANT AND EQUIPMENT, NET                                  2,054,080,174    1,899,902,489
                                                                                        --------------   --------------

OTHER NON-CURRENT ASSETS
  Investment in related companies                                                (10)       14,180,094       41,427,201
  Investment in other companies                                                                 10,981            3,858
  Goodwill                                                                       (11a)     203,735,723      173,843,984
  Negative goodwill                                                              (11b)          72,893               --
  Long-term debtors                                                               (5)       44,591,914       40,676,550
  Intangibles                                                                    (12)       22,063,818       34,452,427
  Accumulated amortization (less)                                                (12)        1,945,416        3,529,689
  Others                                                                         (13)       22,772,021       11,366,283


                                                                                        --------------   --------------
               TOTAL OTHER ASSETS                                                          305,336,242      298,240,614
                                                                                        --------------   --------------

                                                                                        --------------   --------------
               TOTAL ASSETS                                                              3,013,688,041    2,603,831,810
                                                                                        ==============   ==============


-----------------------------------------------------------------------------------------------------------------------
         L  I  A  B  I  L  I  T  I  E  S                                      Notes           2002              2003
-----------------------------------------------------------------------------------------------------------------------
                                                                                             ThCh$              ThCh$
                                                                                          ------------     ------------
CURRENT LIABILITIES
     Short-term obligations with banks
          and financial institutions                                            (14)       35,449,162         9,299,134
     Short-term portion of long-term obligations
          with banks and financial institutions                                 (14)      174,023,275        67,646,636
     Obligations with the public (Promissory notes)                            (16a)               --        19,783,488
     Obligations with the public (Bonds payable)                               (16b)       42,659,184        19,131,519
     Long-term obligations maturing                                                                --                --
          within a year                                                                       526,641           470,556
     Dividends payable                                                                        211,723           149,388
     Trade accounts payable                                                     (33)      163,088,446       128,318,227
     Notes payable                                                                            946,592           152,804
     Other creditors                                                                       12,818,217        23,052,924
     Notes and accounts payable to related companies                            (6b)       17,056,729        21,981,442
     Accruals                                                                   (17)       10,580,875         6,596,666
     Withholdings taxes                                                                    12,831,592        10,706,026
     Unearned income                                                                        3,437,165         7,623,096
     Other current liabilities                                                             15,055,113         2,871,223

                                                                                       --------------    --------------
                TOTAL CURRENT LIABILITIES                                                 488,684,714       317,783,129
                                                                                       --------------    --------------


   LONG-TERM LIABILITIES
     Obligations with banks and
          financial institutions                                                (15)      471,338,842       394,723,547
     Bonds payable                                                             (16b)      581,719,906       471,662,234
     Notes and accounts payable to related companies                            (6b)       23,635,437        23,870,901
     Miscellaneous accounts payable                                                         6,244,090        11,991,200
     Accruals                                                                   (17)       22,503,166        18,604,264
     Deferred taxes                                                             (7b)       50,430,886        50,452,594
     Other liabilities                                                                     11,433,405         4,818,840

                                                                                       --------------    --------------
               TOTAL LONG-TERM LIABILITIES                                              1,167,305,732       976,123,580
                                                                                       --------------    --------------

                                                                                       --------------    --------------
   MINORITY INTEREST                                                            (19)       37,914,091         1,168,755
                                                                                       --------------    --------------

   SHAREHOLDERS' EQUITY                                                         (20)
     Paid-in capital                                                                      740,128,498       736,468,120
     Reserve - equity indexation                                                            4,440,771         8,101,149
     Share premium                                                                        115,771,992       115,771,992
     Other reserves                                                                         1,624,605         1,641,917
     Retained earnings                                                                    457,817,638       446,773,168
              Accumulated earnings                                                        456,435,603       438,556,474
              Net income for the period                                                     1,382,035         8,216,694


                                                                                       --------------    --------------
                  TOTAL SHAREHOLDERS' EQUITY                                            1,319,783,504     1,308,756,346
                                                                                       --------------    --------------

                                                                                       --------------    --------------
TOTAL LIABIABILITIES AND SHAREHOLDERS' EQUITY                                           3,013,688,041     2,603,831,810
                                                                                       ==============    ==============


The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
             FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2003
      (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2003)


                                                                                                    2002                  2003
OPERATING RESULTS:                                                                                  ThCh$                 ThCh$


Operating revenues                                                                                435,092,150           400,309,311
Operating costs (less)                                                                            300,047,521           276,207,708
                                                                                                 ------------          ------------

Gross profit                                                                      (21a)           135,044,629           124,101,603

Administrative and selling expenses  (less)                                                        68,599,787            63,774,712
                                                                                                 ------------          ------------

OPERATING RESULTS                                                                                  66,444,842            60,326,891


NON-OPERATING RESULTS:

Financial income                                                                                    6,923,488             4,587,108
Net income from investments in related companies                                    (10)              117,025               484,467
Other non-operating income                                                         (21b)            3,666,577             6,755,703
Loss from investments in related companies (less)                                   (10)              407,242               273,636
Amortization of goodwill (less)                                                    (11a)            7,939,279             7,537,560
Financial expenses (less)                                                                          40,102,289            34,601,554
Other non-operating expenses (less)                                                (21c)            9,735,890             4,496,303
Price-level restatement                                                             (22)           (3,686,508)           (1,268,462)
Exchange differences                                                                (23)           (2,029,441)              952,503
                                                                                                 ------------          ------------

NON-OPERATING LOSS, NET                                                                           (53,193,559)          (35,397,734)

                                                                                                 ------------          ------------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                                                   13,251,283            24,929,157

Income taxes                                                                       (7c)           (11,250,774)          (16,699,964)


CONSOLIDATED INCOME                                                                                 2,000,509             8,229,193

Minority interest                                                                   (19)             (618,474)              (12,499)

                                                                                                 ------------          ------------

NET INCOME FOR THE PERIOD                                                                           1,382,035             8,216,694

                                                                                                 ------------          ------------


The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2003 (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2003)


                                                                                 2002               2003
                                                                                 ThCh$              ThCh$

NET CASH FLOWS
     FROM OPERATING ACTIVITIES                                                 123,754,508     156,602,637


Net income for the period                                                        1,382,035       8,216,694

Result on sales of assets :                                                     (2,069,334)         27,524

     Loss on sales of property, plant and equipment                                321,226          27,524
     Gain on sales of investments                                               (1,804,959)            --
     Loss on sales of investments                                                 (585,601)            --

Debits ( credits ) to income that do not represent
    cash flows :                                                               166,159,963     152,216,988

    Depreciation for the period                                                133,504,719     132,790,967
    Amortization of intangibles                                                    349,317         867,760
    Provisions and write offs                                                   10,812,812      15,403,361
    Net income from investments
        in related companies                                                      (117,025)       (484,467)
    Loss from investments in related companies                                     407,242         273,636
    Amortization of goodwill                                                     7,939,279       7,537,560
    Price-level restatement                                                      3,686,508       1,268,462
    Exchange differences                                                         2,029,441        (952,503)
    Other credits to income that do not represent
       cash flows                                                              (18,743,403)     (6,977,852)
   Other debits to income that do not represent
       cash flows                                                               26,291,073       2,490,064


Changes in operating assets
    Decrease                                                                     7,540,358       6,137,999

     Trade accounts receivable                                                   3,872,317     (15,924,712)
     Inventories                                                                 7,824,601      (6,398,969)
     Other assets                                                               (4,156,560)     28,461,680

Changes in operating liabilities
    Increase (decrease)                                                        (49,876,988)    (10,009,067)

     Accounts payable related to
         operating activities                                                  (67,459,759)    (16,614,930)
     Interest payable                                                            1,626,055       1,489,131
     Income taxes payable (net)                                                 24,298,662       9,407,757
     Other accounts payable related to non-operating
        activities                                                              (9,412,446)     (7,691,667)
    V.A.T. and other similar taxes payable                                       1,070,500       3,400,642

Minority interest                                                                  618,474          12,499

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2003 (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2003)


                                                                                  2002               2003
                                                                                  ThCh$             ThCh$
NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                                                            (69,635,030)   (116,858,417)

     Proceeds from loans                                                         16,049,034            --
     Obligations with the public                                                       --        19,776,009
     Dividends paid ( less )                                                     (1,277,971)           --
     Loans paid ( less )                                                        (50,502,150)    (89,124,136)
     Obligations with the public paid ( less )                                  (22,699,108)    (47,510,290)
     Payment of other loans from
        related companies ( less )                                              (10,184,021)           --
     Other financing disbursments ( less )                                       (1,020,814)           --


NET CASH PROVIDED BY (USED IN)
INVESTMENT ACTIVITIES                                                           (25,783,515)    (39,508,646)

     Sales of property, plant and equipment                                         547,336            --
     Sales of permanent investments                                                  27,155            --
     Sales of other investments                                                  10,822,938      49,700,127
     Other investment income                                                      4,704,591             205
     Acquisition of property, plant and equipment ( less )                      (34,710,937)    (72,547,698)
     Payment of capitalized interest ( less )                                    (3,437,501)           --
     Permanent investments ( less )                                              (1,872,423)           --
     Investments in financial instruments ( less )                                 (647,402)    (14,902,176)
     Other investment activities ( less )                                        (1,217,272)     (1,759,104)


                                                                               ------------    ------------

NET CASH FLOWS FOR THE PERIOD                                                    28,335,963         235,574

EFFECT OF INFLATION ON CASH
    AND CASH EQUIVALENTS                                                           (642,245)       (531,522)

                                                                               ------------    ------------

NET INCREASE ( DECREASE ) OF CASH
    AND CASH EQUIVALENTS                                                         27,693,718        (295,948)

                                                                               ------------    ------------
CASH AND CASH EQUIVALENTS AT
    BEGINNING OF PERIOD                                                          87,840,620      21,264,559

                                                                               ------------    ------------
CASH AND CASH EQUIVALENTS AT
    END OF PERIOD                                                               115,534,338      20,968,611

                                                                               ------------    ------------


The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
       (Translation of financial statements originally issued in Spanish)
                                   ----------

1.    Composition of Consolidated Group and Registration in the Securities
      Registry:

      a) Compania de Telecomunicaciones de Chile S.A. (Telefonica CTC Chile) is a public corporation registered in the Securities Registry under No. 009 and therefore is subject to oversight by the Chilean Superintendency of Securities and Insurance.

      b)    Subsidiaries registered in the Securities Registry:

As of June 30, 2003 the following subsidiaries of the consolidated group are registered with the Securities Registry:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Participation
                                                                                 Registration     (direct & indirect)
           SUBSIDIARIES                                     TAXPAYER                Number                   %
                                                               No.                                2002          2003
-----------------------------------------------------------------------------------------------------------------------------------
CTC Transmisiones Regionales S.A.(188 Mundo Telefonica)       96.551.670-0           456          99.16        99.16
Globus 120 S.A.                                               96.887.420-9           694          99.99        99.99
-----------------------------------------------------------------------------------------------------------------------------------

2.     Significant Accounting Principles:

      (a) Accounting period: The interim consolidated financial statements cover the SIX-month periods ended as of June 30, 2003 and 2002.

      (b) Basis of preparation: These interim consolidated financial statements (hereafter, the interim financial statements) have been prepared in accordance with generally accepted accounting principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

            In case of discrepancies between generally accepted accounting principles issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, for the Company, the standards of the Superintendency shall prevail over the former.

            The interim consolidated financial statements of the Company as of June 30 and December 31 of each year are prepared in order to be reviewed and audited respectively in accordance with current legal requirements. The Company has voluntarily adopted the practice of submitting the quarterly financial statements as of March and September to a review of the interim financial information in accordance with standards established for this type of review, as described in generally accepted auditing standard No. 45, Section No. 722, issued by the Chilean Accountants Association.

      (c)   Basis of preparation:

            Certain reclassifications have been made to the 2002 financial statements for comparative purposes.

            The interim 2002 consolidated financial statements and their notes have been restated off-the-books by 3.5% in order to allow comparison with the 2003 financial statements.

      (d)   Basis of consolidation:
            These interim consolidated financial statements include assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant transactions involving assets, liabilities, income and cash flows between consolidated companies have been eliminated and the participation of minority interests has been reflected and is presented under Minority Interest (see Note
            19).

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------

2.    Significant Accounting Principles, continued:

      Companies included in consolidation:

      As of June 30, 2003 the consolidated group (The Company) is composed of Compania de Telecomunicaciones de Chile S.A. and the following subsidiaries:

       ---------------------------------------------------------------------------------------------------------------------
                                                                                          Participation Percentage
       TAXPAYER NO.                          Company Name
                                                                                   -----------------------------------------
                                                                                     2002                2003
                                                                                    Total     Direct   Indirect    Total
       ---------------------------------------------------------------------------------------------------------------------
       79.727.230-2   CTC Isapre S.A.                                               99.99     99.99        -       99.99
       96.545.500-0   CTC Equipos y Servicios de  Telecomunicaciones S.A.           99.99     99.99        -       99.99
       96.551.670-0   CTC Transmisiones Regionales S.A.(188 Mundo Telefonica)       99.16     99.16        -       99.16

       96.961.230-5   Telefonica Gestion de Servicios Compartidos Chile S.A.        99.99     99.90      0.09      99.99
          Foreign     CTC International S.A. (3)                                    100.00      -          -         -
       96.786.140-5   Telefonica Movil S.A.                                         99.99     99.99        -       99.99
       74.944.200-k   Fundacion Telefonica Chile                                    50.00     50.00        -       50.00
       96.887.420-9   Globus 120 S.A.                                               99.99     99.99        -       99.99
       96.919.660-3   Telemergencia S.A.                                            99.99     99.67      0.32      99.99
       90.430.000-4   Telefonica Empresas CTC Chile S.A.                            99.99     99.99        -       99.99
       96.811.570-7      Administradora de Telepeajes de Chile S.A.                 79.99       -        79.99     79.99
       90.184.000-8      Comunicaciones Mundiales S.A.                              99.66       -        99.66     99.66
       96.834.320-3      Infoera   S.A.                                             99.99       -        99.99     99.99
       78.703.410-1          Tecnonautica S.A. (5)                                  99.99       -        99.99     99.99
       96.934.950-7             Portal de Pagos e Informacion S.A. (6)              99.99       -        99.99     99.99
       96.893.540-2                Infochile S.A.                                   99.99       -        99.99     99.99
       96.700.900-8      Telefonica Data Chile S.A.(4)                              99.99       -          -         -
       96.833.930-3          Comunicaciones Empresariales S.A. (2)                  99.99       -          -         -
       83.628.100-4      Sociedad  Nacional  de  Procesamiento  de Datos  S.A.      59.99       -          -         -
                            (Sonda S.A.) (1)
       95.191.000-7          Logica S.A.                                            52.78       -          -         -
       78.072.130-8          Servicios Educacionales Sonda Ltda.                    40.03       -          -         -
       96.590.960-5          Tecnopolis S.A.                                        59.99       -          -         -
       78.214.420-0          Sonda Integracion Ltda.                                59.99       -          -         -
       78.249.750-2          Sonda  Sistemas Gestion Ltda.                          59.98       -          -         -
       78.534.270-4          Sonda Bancos S.A.                                      52.79       -          -         -
       96.803.810-9          Factoring General  S.A.                                58.23       -          -         -
       96.527.020-5          Infopyme S.A.                                          59.39       -          -         -
       78.472.500-6          Soporte Tecnico Ltda.                                  52.78       -          -         -
       96.667.990-5          Inversiones y Asesorias Integral S.A.                  52.74       -          -         -
       96.572.460-5          Asicom Internacional S.A.                              30.73       -          -         -
       96.858.720-k          Administradora de Activos Financieros S.A.             48.00       -          -         -
          Foreign            Setco S.A. (Uruguay)                                   29.99       -          -         -
          Foreign            Sonda del Peru. S.A.                                   59.99       -          -         -
          Foreign            Sonda Guatemala S.A.                                   30.59       -          -         -
          Foreign            Sonda  Venezuela.                                      59.99       -          -         -
          Foreign            Westham S.A. de C.V.  (Mexico)                         59.99       -          -         -
          Foreign            Microcomputacion S.A.                                  59.99       -          -         -

       ---------------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


Significant Accounting Principles, continued:

       (d) Basis of consolidation, continued:

        Companies included in consolidation, continued:

       -------------------------------------------------------------------------------------------------------------------
              RUT                           Company Name                              Participation Percentage
                                                                            ----------------------------------------------
                                                                               2002                   2003
                                                                              Total       Direct     Indirect    Total
       -------------------------------------------------------------------------------------------------------------------
            Foreign              Sonda  Colombia                              59.99         -           -          -
            Foreign              Sonda Computacion S.A.(Argentina)            59.99         -           -          -
            Foreign              Westham Trade Corp.                          59.99         -           -          -
            Foreign              Sonda  Uruguay S.A.                          59.99         -           -          -
            Foreign              Sonda del Ecuador Ecuasonda S.A.             59.99         -           -          -
         79.900.420-8            BAC Servicios Computacionales Ltda.          30.05         -           -          -
         78.707.040-k            BAC Consultores Ltda.                        30.05         -           -          -
            Foreign              BAC Ecuador                                  44.58         -           -          -
            Foreign              BAC Peru                                     47.33         -           -          -
            Foreign              BAC Paraguay                                 25.55         -           -          -
            Foreign              BAC Uruguay                                  30.05         -           -          -
            Foreign              BAC Bolivia                                  27.05         -           -          -
            Foreign              BAC financiero S.A.                          29.40         -           -          -
            Foreign              Sonda Do Brasil Ltda. (ex Condec)            50.99         -           -          -
            Foreign              Softtek Tec Aplicaciones Integrales          29.99         -           -          -
            Foreign              Integracion Global de Procesos S.A. (Peru)   52.78         -           -          -
         98.001.500-9            Inversiones Columba                          41.96         -           -          -
       -------------------------------------------------------------------------------------------------------------------


      1) As of June 30, 2003, since Telefonica CTC Chile no longer had a majority participation or control over the administration of Sonda, only 35% of Sonda's net income has been recognized as equity value in its financial statements. Consolidation with that Company was performed until August 31, 2002.

      2) The Extraordinary Shareholders' Meeting of Telefonica Data Chile S.A., held in November 2002, approved the incorporation by absorption of the subsidiary Comunicaciones Empresariales S.A.

      3) The board of directors' meeting of CTC International S.A., held in December 2002, approved the liquidation of this company.

      4) The Extraordinary Shareholders' Meeting of Telefonica Empresas CTC Chile S.A., held on January 28, 2003, approved the merger by incorporation of the subsidiary Telefonica Data Chile S.A., increasing the capital of Telefonica Empresas CTC Chile S.A. by ThCh$ 414 equivalent to the issuance of 2,878 shares.

      5) On May 2, 2003, Telefonica Empresas S.A. sold its holding in Tecnonautica S.A. to Infoera S.A., which became owner of 99.99% of the shares of that company.

      6) On May 2, 2003, Tecnonautica S.A. sold its holding in Infochile S.A. to Portal de Pagos e Informacion S.A., which became owner of 99.98% of the shares of that company.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------

2.    Significant Accounting Principles, continued:

      (d)   Basis of consolidation, continued:

            During September 2002, Telefonica CTC Chile sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies associated with Mr. Andres Navarro H. This transaction caused the purchasing companies to disburse ThCh$ 27,920,701 (historical), generating a net loss, of ThCh$ 1,136,160 (HISTORICAL), due to extraordinary proportional amortization of goodwill in relation to the percentage sold and to the difference between the book value of the investment and the amount received. After completing this operation, Telefonica CTC Chile through its subsidiary Telefonica Empresas CTC Chile S.A., holds 35% owner ship of that company.

            Additionally, on September 26, 2002, Telefonica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which grants it a sales option for 35% of Sonda, which it can exercise between July 16 and 25 2005, at investment book value as of June 30, 2005, plus a premium of UF 142,021, with a minimum value of UF 2,048,885. This minimum value has been guaranteed by Inversiones Santa Isabel Limitada to Telefonica Empresas through issuance of performance bonds (see Note 28b).

            Should Telefonica Empresas decide not to exercise the sales option between July 26 and August 5, 2005 Inversiones Santa Isabel Limitada has a purchase option for the same 35% of Sonda, under the same conditions mentioned above.

            Santa Isabel can exercise its purchase option in advance between July 26 and July 31, 2003, at the book value on June 30, 2003 plus a premium of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and July 31, 2004, at the book value as of June 30, 2004 plus a premium of UF 119,000, with a minimum price of UF 2,003,260.

            Telefonica CTC Chile will continue to amortize goodwill for its remaining 35% holding in Sonda. Goodwill to be amortized is ThCh$ 9,808,256 (see Note 11a) as of June 30, 2003. It is being amortized discounting the premium of UF 142,021, over a period of 34 months starting as of September 2002.

            Given the conditions contemplated in the contract, recovery of the equity value of this investment is completely assured, while recovery of goodwill will depend on the future net income of Sonda S.A. The Company has made no provision to cover the eventual loss in the recovery of goodwill, since it is estimated that the future net income of Sonda S.A. will be sufficient to cover amortization of the mentioned goodwill.

            Those subsidiaries in which there was indirect participation of less than 50% as of June 30, 2002, were consolidated by their Parent Company, Sonda S.A., in which the Company participated with a percentage exceeding 50%.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


2.    Significant Accounting Principles, continued:

      (e)   Time deposits:

            Time deposits are presented at the value of the invested capital plus readjustments, if applicable, and accrued interest as of period end.

      (f)   Price-level restatement:

            The interim consolidated financial statements have been price-level restated using price-level restatement methodology in accordance with generally accepted accounting principles in Chile, in order to reflect the variation of the currency's purchasing power during both periods. The accumulated variation in the CPI as of June 30, 2003 and 2002, for beginning balances was 1.1% and 0.6%, respectively.


      (g)   Basis of conversion:

            Assets and liabilities in US$ (United States dollars), Euros, UF (Unidad de Fomento) and Pound (Sterling Pound), have been translated into Chilean pesos at the exchange rates at each period closing date:

            ---------------------------------------------------------
                YEAR         US$           EURO            UF
            ---------------------------------------------------------
                2002         688.05       681.912       16,355.20
                2003         699.12       803.860       16,959.67
            ---------------------------------------------------------


            The exchange differences are charged or credited to income for the period.

      (h)   Marketable securities:

            Fixed income securities are carried at their price-level restated purchase price plus accrued interest as of closing date of each period, based on the real interest rate determined on the purchase date or their market value, whichever is less.

            Investments in mutual funds units are carried at the value of the unit at each periods closing date. Investments in shares are presented at their price-level restated cost or market value, whichever is less.

      (i)   Inventories:

            Equipment destined for sale is carried at price-level restated purchase or development cost or market value, whichever is less.

            Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. Obsolescence provision has been determined on the basis of a study of materials with slow turnover.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


2.    Significant Accounting Principles, continued:

      (j)   Subsidies on sale of cellular telephones:

            Represents the difference between the cost at which the cellular equipment is acquired from suppliers and their resale value to customers.

            The amounts for equipment with prepayment plans are charged to income at the time they are sold. Equipment with a contract has been commercialized as being on loan (commodate), a legal figure in which the equipment is given to subscribers to use free of charge. The purchase cost of this equipment is capitalized as property, plant and equipment (subscriber equipment), and is depreciated over a period of 24 month from the date of the contract.

            As of June 1, 2002, a customer loyalty policy was implemented and which consists of replacing equipment related to contracts that are more than 18 months old. Based on the above, depreciation provisions have been established for probable early write-off of equipment.

      (k)   Allowance for doubtful accounts:

            Differentiated percentages are applied when calculating the allowance for doubtful accounts, taking into account age factors and eventual collection management factors until 100% is reached for debts over 120 days and 180 days for large customers (corporations).

      (l)   Property, plant and equipment:

            Property, plant and equipment is presented at price-level restated purchase and/or construction cost.

            Property, plant and equipment purchased until December 31, 1979 are presented at appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired after that date are carried at purchase value, except for those assets that are presented at their appraisal value recorded as of June 30, 1986, in accordance with Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All these values have been price-level restated.

            Until December 31, 2002, works in progress included the real financial cost of the loans relating to their financing, originated during the construction stage and which could have been avoided had these disbursements not been made. Based on the above financial cost has been capitalized for ThCh $ 5,867,238 in 2002.

            As described in Note 3a, as of January 1, 2003 the Company decided not to capitalize the real financial cost of loans in the cost of construction and/or acquisition of property, plant and equipment.

      (m)   Depreciation:

            Depreciation has been calculated and recorded based on the values stated above, by applying set factors determined on the basis of the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.05%.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


2.    Significant Accounting Principles, continued:

      (n)   Leased assets:

            i) Leased assets with a purchase option. Leased assets with a purchase option, whose contracts have the characteristics of a financial lease, are carried in a manner similar to the purchase of property, plant and equipment, recording the full obligation and interest on an accrual basis. The Company does not legally own those assets and as long as it does not exercise the purchase option, it cannot freely dispose of them.

      (n)   Intangibles
            i) Underwater cable rights:
            Underwater cable rights are rights acquired by the Company for the use of the underwater cable's transmission capacity. These are amortized over the respective contract term, with a maximum of 25 years.

            ii)   Licenses (software):
            Software licenses are carried at price-level restated purchase cost. Amortization is calculated using the straight-line method considering the periods in which the license will provide benefits, which does not exceed 4 years.

            iii)  License for the use of radioelectric space:
            Corresponds to the cost incurred in obtaining licenses for the use of wireless. They are shown at price-level restated value and are amortized over the concession period (30 years from publication of the decrees covering the respective licenses in the "Diario Oficial").

      (o)   Investments in related companies:
            These investments are carried under the equity method, recognizing their income on an accrual basis. Foreign investments have been valued following Technical Bulletin No. 64. Those investments are controlled in dollars, since they are in countries considered unstable under said Bulletin, and their activities are not an extension of the operations of the Parent Company.

      (p)   Goodwill and negative goodwill:
            Goodwill and negative goodwill are differences arising upon adjustment of the investment cost, at the time of adopting the equity method or when making a new purchase. The goodwill and negative goodwill amortization period has been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated period for return of the investment. Goodwill arising on foreign investments is controlled in US dollars (the same currency in which the investment is controlled), as per Technical Bulletin No. 64 of the Chilean Accountants Association (see Note 11).

      (q)   Transactions with resale or repurchase agreements:
            Purchases of financial instruments with resale agreements are recorded as a fixed rate placement and classified in Other Current Assets.

            Financial instrument sales with repurchase agreements are recorded in a manner similar to that when obtaining a loan with investments as guarantees and are shown in Other Current Liabilities.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


2.    Significant Accounting Principles, continued:

      (r)   Obligations with the public:

            o Obligations from bond issuance are presented in liabilities at the par value of the subscribed bonds. The difference between par value and placement value, determined on the basis of real interest originated in the transaction, is deferred and amortized during the term of the respective bond (see Note
                  16).

            o Obligations from issuance of promissory notes: Are presented in liabilities at their placement value, plus accrued interest (see note 16a).

            Direct costs related to bond placement are capitalized and amortized using the straight-line method over the term of the respective bond.

      (s)   Income tax and deferred income tax:

            Income tax is calculated on the basis of taxable net income. Deferred taxes arising from all temporary differences, tax benefits for tax losses, and other events that create differences between the tax base of assets and liabilities and their accounting basis are recorded in accordance with Technical Bulletins Nos. 60, 68, 69 and 73 issued by the Chilean Accountants Association and in accordance with Circular 1,466 dated January 27, 2000 issued by the Superintendency of Securities and Insurance.

            On September 28, 2001 Law No. 19753 was published, increasing the corporate income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereafter. As of June 30 of each year, the accumulated balances of temporary differences include the increase in the income tax rate. Deferred income taxes arising due to the increase in the income tax rate are recorded in accordance with Technical Bulletin No. 71 issued by the Chilean Accountants Association. (see Note 7).

      (t)   Staff severance indemnities:

            The Company's staff severance indemnities obligation is accrued applying the net present value method to accrued benefit using an annual discount rate of 7%, considering a future permanence until the retirement date of each employee (see Note 18).

            Expenses for past services rendered by employees resulting from changes in the actuarial base, are capitalized and amortized over the average length of future permanence of the employees.

      (u)   Operating revenues:

            The Company's revenues are recorded on the accrual basis in accordance with generally accepted accounting principles in Chile. Since invoices are issued on dates other than accounting cut-off dates, as of the date of preparation of these financial statements, services rendered and not invoiced have been accrued, and determined on the basis of the contracts and traffic at the current period's prices and conditions. Amounts for this concept are shown in Trade Accounts Receivable.

            Revenues from information services are recorded under the following conditions: sale of hardware and licenses is recorded when the equipment and/or software is delivered, and in the case of revenues from projects, these are recorded according to the progress payments reports by the customers and which consider the degree of completion of the respective projects.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


2.    Significant Accounting Principles, continued:

      (v)   Foreign currency futures contracts:

            The Company has entered into foreign currency futures contracts, representing a hedge against changes in the exchange rate of its obligations in foreign currency.

            These instruments are valued in accordance with Technical Bulletin No. 57 issued by the Chilean Accountants Association.

            The rights acquired and obligations incurred are detailed in Note
            26. The balance sheet only reflects the net right or obligation as of period-end, classified according to the maturity date of each of the contracts, in Other Current Assets or Other Creditors, as applicable. The contract's implicit insurance premium is deferred and amortized using the straight-line method over the term of the contract.

      (w)   Interest rate coverage:

            Loan interest covered by interest rate swaps is recorded recognizing the effect of the contracts on the interest rate established in the loans. Rights and obligations for this concept are shown in Other Current Assets or in Other Creditors, as applicable (see Note 26).

      (x)   Computer software:

            Software purchase cost is deferred and amortized using the straight-line method over a four-year period.

      (y)   Research and development expenses:

            Research and development expenses are charged to income in the period in which they are incurred. Such expenses have not been significant in recent periods.

      (z)   Accumulated deficit in development period of subsidiaries:

            In accordance with Circular No. 981 of the Superintendency of Securities and Insurance, the Company has included all disbursements or obligations arising during the development and start up stage of its subsidiaries and which are not assignable to the cost of tangible or nominal assets. This deficit has been absorbed by net income earned by the Company during operations.

      (aa)  Accumulated adjustment for conversion differences:

            The Company recognizes the difference between the variation in the exchange rate and the consumer price index arising on the price-level restatement of its investments abroad, controlled in US dollars, as well as adjustments for translation differences arising from subsidiaries and related companies that have been recognized for their foreign investments. The balance in this account is credited (charged) to income in the same period in which the gain or loss on the complete or partial disposal of these investments is recognized.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------

2.    Significant Accounting Principles, continued:

      (ab)  Statement of cash flows:

            For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 issued by the Chilean Accountants Association and with Circular No. 1,312 issued by the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, resale agreements and time deposits maturing in less than 90 days as cash and cash equivalents.

            Cash flows related to the Company's line of business and those not defined as from investment or financing activities are included in "Net Cash Flows from Operating Activities".

      (ac)  Correspondents:

            The Company has current agreements with foreign correspondents, in which the conditions that regulate international traffic are set, charged or paid according to net traffic exchanges (imbalance) and to the rates set in each agreement.

            This exchange is accounted for on an accrual basis, recognizing the costs and income in the period in which they are produced, recording the net balances receivable or payable of each correspondent in "Trade Accounts Receivable" or "Accounts Payable" as applicable.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


3.    Accounting Changes:

      a) Property, plant and equipment financing cost: As of January 2003, the Company changed the criteria for capitalizing the real financing costs of the loans related to financing the property, plant and equipment works in progress. This change has meant recognizing a higher charge to income for the period, of approximately ThCh$ 2,200,000, in comparison to 2002.

      b) Change in the reporting entity: At June 30, 2003, since Telefonica CTC Chile does not have a majority holding in Sonda S.A., it has recorded its 35% interest in Sonda under the equity method. Sonda's financial statements were consolidated until August 31, 2002.

            As of June 30, 2002 this investment was shown consolidated line by line, with the balance sheet of Sonda S.A. at that time was as follows:

            ---------------------------------------------------------------------------------------------------------------------
                           Assets                      2002                       Liabilities                       2002
                                                       ThCh$                                                        ThCh$
            ---------------------------------------------------------------------------------------------------------------------
            Current Assets                            57,817,088    Current Liabilities                            21,700,403
            Property, Plant and Equipment             35,695,206    Long-term Liabilities                           4,859,040
            Other Assets                              19,530,918    Shareholders' Equity                           86,483,769
            ---------------------------------------------------------------------------------------------------------------------
            Total Assets                             113,043,212    Total Liabilities & Shareholders' Equity      113,043,212
            ---------------------------------------------------------------------------------------------------------------------

            For a comparative analysis of the figures, a consolidated statement of income is presented, assuming that for the six month period ended June 30, 2002, the investment in Sonda S.A. was recorded using only the equity method.


         ----------------------------------------------------------------------------------------------------------------
                                                            Jan-Jun        Jan-Jun                 Variation
                                                                                        ---------------------------------
                                                             2003            2002
                                                             ThCh$          ThCh$           ThCh$              %
         ----------------------------------------------------------------------------------------------------------------
         Operating revenues                               400,309,311     390,785,313       9,523,998           2.4
          Operating costs                                (339,982,420)   (325,655,461)    (14,326,959)          4.4
            Salaries and employee benefits                (29,611,435)    (33,655,680)       4,044,245        -12.0
            Depreciation                                 (131,022,817)   (128,163,513)     (2,859,304)          2.2
            Goods and services                           (115,573,456)   (103,441,324)    (12,132,132)         11.7
            Administrative and selling expenses           (63,774,712)    (60,394,944)     (3,379,768)          5.6
         ----------------------------------------------------------------------------------------------------------------
         Operating Income                                  60,326,891      65,129,852      (4,802,961)         -7.4
         Operating Income                                        15.1%          16.5%
                                                                 47.8%          49.2%
         EBITDA                                           191,349,708     193,293,365      (1,943,657)         -1.0
            Financial income                                4,587,108       5,907,686      (1,320,578)        -22.4
            Income from investments in related companies      210,831          95,499         115,332         120.8
            Amortization of goodwill                       (7,537,560)     (7,501,122)        (36,438)          0.5
            Financial expenses                            (34,601,554)    (38,568,422)       3,966,868        -10.3
            Other income and expenses                       2,259,400      (8,338,128)      10,597,528            -
            Price-level restatement                          (315,959)     (4,079,121)       3,763,162        -92.3
         ----------------------------------------------------------------------------------------------------------------
         Non-operating income (loss)                      (35,397,734)    (52,483,608)     17,085,874         -32.6
         Net income before taxes and minority interest     24,929,157      12,646,244      12,282,913          97.1
            Income tax                                    (16,699,964)    (11,220,408)     (5,479,556)         48.8
            Minority interest                                 (12,499)        (43,801)         31,302         -71.5
         ----------------------------------------------------------------------------------------------------------------
         Net income (loss) for the period                   8,216,694       1,382,035       6,834,659         494.5
         ----------------------------------------------------------------------------------------------------------------

       c)  Change in estimate:

           As of June 30, 2003, the Company accelerated the amortization of goodwill in the subsidiaries Tecnonautica S.A. and Infoera S.A. recognizing a higher charge to income for the period of ThCh $ 61,686, reducing the remaining amortization period for such goodwill from 17 to 8 years.

       COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------

4.      Marketable Securities:

       The balance of marketable securities is as follows:


----------------------------------------------------------------------- --------------------- ---------------------
                                                                                2002                  2003
                                                                               ThCh$                 ThCh$
----------------------------------------------------------------------- --------------------- ---------------------
Shares                                                                        12,827,384            13,110,151
Publicly offered promissory notes                                             57,952,566            29,197,847
Mutual fund units                                                              2,543,542               130,082
Others                                                                            86,695                 7,134
----------------------------------------------------------------------- --------------------- ---------------------
Total Marketable Securities                                                   73,410,187            42,445,214
----------------------------------------------------------------------- --------------------- ---------------------


       Shares


-------------- -------------------    ----------- ------------- --------------- ---------------- ---------------------
Taxpayer No.        Company            Number of                  Market Quote    Market Value       Restated Cost
                      Name               Shares      Interest      per share          ThCh$              ThCh$
                                                        %            ThCh$
-------------- -------------------    ----------- ------------- --------------- ---------------- ---------------------
   Foreign     Terra Networks S.A.    2,984,986      1.1 %          4,2364           12,645,469            24,180,838
   Foreign     New Skies Satellites       5,198      0.057%         6,8165               35,432               252,603
   Foreign     Intelsat                 288,065      0.057%           -                -                      429,250
---------------------------------------------------------------------------- ------------------- ---------------------
                                           Value of investment portfolios            12,680,901            24,862,691
                                     Adjustment to market value provision                                 (11,752,540)
                                       Book value of investment portfolio                                  13,110,151
---------------------------------------------------------------------------- ------------------- ---------------------


       Publicly offered promissory notes (Fixed Income)


--------------- ----------------------------- ------------ ------------------------- --------------- --------------
                            Date                  Par             Book Value             Market
   Instrument      Purchase       Maturity       Value         Amount       Rate          Value        Provision
                                                 ThCh$         ThCh$                      ThCh$          ThCh$
     Zero        26-Dec-2002    01-Jul-2004     6,911,910     7,102,708     5.40          7,102,708        -
     Zero        26-Dec-2002    01-Oct-2005     4,042,340     4,167,562     5.07          4,167,562        -
     Zero        26-Dec-2002    01-Nov-2005     1,935,629     2,024,160     5.85          2,024,160        -
     Zero        26-Dec-2002    01-Dec-2005    15,204,025    15,903,417     5.85         15,903,417        -
--------------------------------------------- ------------ ------------- ----------- --------------- --------------
                    Total                      28,093,904    29,197,847      -           29,197,847        -
--------------------------------------------- ------------ ------------- ----------- --------------- --------------



     ------------------------------------------------------------------

       COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


5.       Current and long-term receivables:

         The detail of current and long-term receivables is as follows:

 ----------------------------------------------------------------------------------------------------
                                                                       Current
                                ---------------------------------------------------------------------
          Description                      Up to 90 days        Over 90 up to 1 year      Subtotal
                                ---------------------------------------------------------------------
                                         2002         2003         2002        2003         2003
                                         ThCh$        ThCh$        ThCh$       ThCh$       ThCh$
 -------------------------------     ----------------------------------------------------------------
 Trade accounts receivable            307,158,826  291,725,075  16,156,616   9,246,520  300,971,595
     Standard telephony service       147,790,596  175,893,354   8,302,306   8,596,677  184,490,031
     Long distance                     76,429,944   45,108,129      -           -        45,108,129
     Mobile                            49,593,064   43,481,701      -           -        43,481,071
     Communications companies          20,687,438   23,330,986   4,990,886     649,843   23,980,829
     Information service                1,888,058      -           281,950      -           -
     Others                            10,769,726    3,910,905   2,581,474      -         3,910,905
 Allowance for doubtful
    accounts                          (72,390,674) (91,193,943) (3,204,091) (4,298,339) (95,492,282)
 Notes receivable                      15,865,950   12,812,673     857,748     367,180   13,179,853
 Allowance for doubtful notes          (8,315,220)  (7,995,974)   (381,661)      -       (7,995,974)
 Miscellaneous accounts
    receivable                         20,239,888    8,180,597  10,231,141   4,036,507   12,217,104
 Allowance for doubtful
    accounts                               -             -           -           -           -
 ----------------------------------------------------------------------------------------------------



 ----------------------------------------------------------------------------------------------
                                              Current                         Long-term
                                ---------------------------------------
          Description                       Total Current (net)
                                --------------------------------------------------------------------
                                           2002                   2003          2002        2003
                                    ThCh$        %         ThCh$        %       ThCh$       ThCh$
 ---------------------------------------------------------------------------------------------------
 Trade accounts receivable       247,720,677   100.0     205,479,313  100.0   5,919,191   4,054,565
     Standard telephony service  107,131,924   43.25     111,973,274  54.49   5,919,191   4,054,565
     Long distance                70,384,801   28.41      41,655,711  20.27      -           -
     Mobile                       31,633,306   12.77      27,834,053  13.55      -           -
     Communications companies     24,106,479    9.73      20,254,018   9.86      -           -
     Information service           2,116,707    0.85        -          0.00      -           -
     Others                       12,347,460    4.99       3,762,257   1.83      -           -
 Allowance for doubtful
    accounts                          -                      -                   -           -
 Notes receivable                  8,026,817               5,183,879             -           -
 Allowance for doubtful notes         -                      -                   -           -
 Miscellaneous accounts
    receivable                    30,471,029              12,217,104         38,672,723  36,621,985
 Allowance for doubtful
    accounts                          -                      -                   -           -
 ---------------------------------------------------------------------------------------------------
                                  Total long-term receivables                44,591,914  40,676,550
                                --------------------------------------------------------------------

     ------------------------------------------------------------------

      COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
      -------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENS, continued (Translation of financial statements originally issued in Spanish)

6.       Balances and transactions with related companies:

         a) Notes and Accounts Receivable VOLVER

------------------------------------------------------------------------------------------------------------------------------------
    Tax No.                             Company                                  Short-term                       Long-term
                                                                  ------------------------------------------------------------------
                                                                      2002                  2003         2002            2003
                                                                      ThCh$                 ThCh$       ThCh$           ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Foreign           Telefonica Mobile Solutions Chile S.A.                 5,111              8,732         -               -
83.628.100-4      Telefonica Espana                                    745,822          1,006,139         -               -
Foreign           Telefonica Internacional de Espana S.A.                6,881              6,648         -               -
93.541.000-2      Impresora y Comercial Publiguias S.A.              1,601,450          2,150,668         -               -
Foreign           Terra Networks Chile S.A.                          2,659,351          1,047,822         -               -
96.895.220-k      Atento Chile S.A                                     852,986            571,142         -               -
96.910.730-9      Emergia Chile S.A.                                   971,177             35,363         -               -
96.894.490-8      Puerto Norte                                          15,527                -           -               -
Foreign           SBS Ltda.                                            539,817                -           -               -
Foreign           Sonda Mexico                                          22,166                -           -               -
Foreign           Sonda Beanscope Chile S.A.                               790                -           -               -
Foreign           Datadec                                               52,068                -           -               -
94.071.000-6      Orden S.A.                                            78,106                -           -               -
Foreign           Telefonica Data Espana                               255,384            191,927         -               -
Foreign           Servibanca                                             7,114                -           -               -
Foreign           Unisel Argentina                                       1,424                -           -               -
79.688.080-5      Unisel Chile                                          49,688                -           -               -
Foreign           Westham Trade Co Ltda.                                32,683                -           -               -
96.539.380-3      Ediciones Financieras                                  3,519                -           -               -
77.077.040-8      Inversiones Nicocam Ltda.                              4,416                -           -               -
78.707.040-k      Bac Servicios Computacionales Ltda.                    6,467                -           -               -
96.703.200-k      Orden Gestion                                         79,972                -           -               -
78.214.420-0      Orden Integracion                                      4,897                -           -               -
Foreign           Telefonica procesos Tec. de Informacion           11,674,562         11,459,928         -               -
91.408.000-2      Telefonica Ing. Seguridad                              -                  3,603         -               -
Foreign           Telefonica WholeSale International Services            -                179,064         -               -
Foreign           Bismark Telecomunicaciones                           108,021                -           -               -
96.967.100-k      Novis S.A.                                            46,161                -           -               -
78.868.200-k      Atento Recursos Ltda.                                    712                -           -               -
83.628.100-4      Sonda S.A.                                             -              1,990,360         -               -
-------------------------------------------------------------------------------------------------------------------------------
                                         TOTAL                      19,826,272         18,651,396         -               -
-------------------------------------------------------------------------------------------------------------------------------

There have been charges and credits to current accounts with these companies due to billing for sales of material, equipment and services.


                 b)  Notes and Accounts Payable


------------------------------------------------------------------------------------------------------------------------------------
Tax No.                                 Company                                Short-term                          Long-term
                                                                    ----------------------------------------------------------------
                                                                    2002                  2003            2002            2003
                                                                    ThCh$                 ThCh$          ThCh$           ThCh$
------------------------------------------------------------------------------------------------------------------------------------
59.083.900-0      Telefonica Mobile Solutions Chile S.A.                     -          1,481,840            -             -
96.527.390-5      Telefonica Internacional  Chile S.A.                 264,101            264,571      23,635,437      23,870,901
93.541.000-2      Impresora y Comercial Publiguias S.A.              9,024,618          3,375,992            -             -
96.834.230-4      Terra Networks Chile S.A.                          1,851,076          2,638,622            -             -
96.895.220-k      Atento Chile S.A                                   5,007,455          5,066,616            -             -
96.910.730-9      Emergia Chile S.A.                                         -             25,400            -             -
94.071.000-6      Orden S.A.                                             2,381              -                -             -
96.768.410-4      Payroll                                                3,792              -                -             -
Foreign           Unisel Argentina                                      47,452              -                -             -
79.688.080-5      Unisel Chile                                         344,394              -                -             -
Foreign           Westham Trade Co Ltda.                               342,639              -                -             -
96.539.380-3      Ediciones Financieras                                    507              -                -             -
Foreign           Telefonica procesos Tec. de Informacion                    -          7,076,254            -             -
96.539.380-3      Telefonica Ing. Seguridad                                  -              6,555            -             -
Foreign           Telefonica WholeSale International Services                -            909,951            -             -
78.868.200-k      Atento Recursos Ltda.                                 92,086             39,615            -             -
78.214.420-0      Orden Integracion                                     19,458              -                -             -
96.725.400-2      Solex                                                 56,770              -                -             -
83.628.100-4      Sonda S.A.                                                 -          1,096,026            -             -
----------------------------------------------------------------------------------------------------------------------------------
                                         TOTAL                      17,056,729         21,981,442      23,635,437      23,870,901
----------------------------------------------------------------------------------------------------------------------------------

In accordance with Article 89 of the Chilean Companies Act, all these transactions have been carried out under conditions similar to those prevailing in the market.

The balance in long-term accounts with related entities corresponds to a mercantile current account that Telefonica CTC Chile has signed with Telefonica Internacional Chile S.A.

This mercantile current account is included in a contract denominated in US dollars with undefined maturity dates and which accrues interest at a fixed annual rate of 2.07%.


                                                                              20
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

6.    Balances and transactions with related companies:


c) Transactions:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  Nature                  Description
                                                                                    of                        of
     Company                                                      Tax No.       Relationship              transaction
-----------------------------------------------------------------------------------------------------------------------------------
     Telefonica Espana                                        Foreign             Parent Co.       Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Telefonica Internacional Chile S.A.                      96.527.390-5        Parent Co.       Purchases and Services Rendered
                                                                                  Associate        Financial Expenses
-----------------------------------------------------------------------------------------------------------------------------------
     Impresora y Comercial Publiguias S.A.                    93.541.000-2        Associate        Sales and Services
                                                                                  Associate        Purchases and Services Rendered
                                                                                  Associate        Financial Income
                                                                                  Associate        Other Non-operating Income
-----------------------------------------------------------------------------------------------------------------------------------
     Terra Networks Chile S.A.                                96.834.230-4        Associate        Sales and Services
                                                                                  Associate        Purchases and Services Rendered
-----------------------------------------------------------------------------------------------------------------------------------
     Atento Chile S.A                                         96.895.220-k        Associate        Sales and Services
                                                                                  Associate        Purchases and Services Rendered
                                                                                  Associate        Other Non-operating Income
-----------------------------------------------------------------------------------------------------------------------------------
     Emergia Chile S.A.                                       96.910.730-9        Associate        Sales and Services
                                                                                  Associate        Purchases and Services Rendered
-----------------------------------------------------------------------------------------------------------------------------------
     Orden S.A.                                               94.071.000-6        Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Terra Networks Espana                                    Foreign             Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Unisel Argentina                                         Foreign             Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Unisel Chile                                             79.688.080-5        Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Ediciones Financieras                                    96.539.380-3        Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Orden Salud                                              96.703.020-1        Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Atento Recursos Ltda.                                    78.868.200-k        Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Telefonica. Procesos y Tecnologia de Informacion S.A.    Foreign             Parent Co.       Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Orden Gestion                                            96.703.200-k        Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Orden Integracion                                        78.214.420-0        Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Solex                                                    96.725.400-2        Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     SBS Ltda.                                                Foreign             Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Sonda Mexico                                             Foreign             Associate        Sales and Services
-----------------------------------------------------------------------------------------------------------------------------------
     Telefonica Data Espana                                   Foreign             Associate        Sales and Services
                                                                                                   Purchases and Services Rendered
-----------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
                                                                           2002                      2003
                                                                          ThCh$                      ThCh$
                                                             --------------------------------------------------------------
     Company                                                                   Effect on                      Effect on
                                                                 Amount         income          Amount         income
---------------------------------------------------------------------------------------------------------------------------
     Telefonica Espana                                                5,369           5,369              -               -
---------------------------------------------------------------------------------------------------------------------------
     Telefonica Internacional  Chile S.A.                           262,761         262,761        265,860         265,860
                                                                    474,010         474,010        319,936         319,936
---------------------------------------------------------------------------------------------------------------------------
     Impresora y Comercial Publiguias S.A.                        1,116,933       1,116,933      1,322,003       1,322,003
                                                                  1,421,047       1,421,047      2,535,958       2,535,958
                                                                          -               -        343,967         343,967
                                                                          -               -      1,570,690       1,570,690
---------------------------------------------------------------------------------------------------------------------------
     Terra Networks Chile S.A.                                      378,386         378,386      2,206,488       2,206,488
                                                                          -               -        309,520         309,520
---------------------------------------------------------------------------------------------------------------------------
     Atento Chile S.A                                                     -               -        413,000         413,000
                                                                  7,927,101       7,927,101      6,106,209       6,106,209
                                                                          -               -          9,782           9,782
---------------------------------------------------------------------------------------------------------------------------
     Emergia Chile S.A.                                                   -               -        579,902         579,902
                                                                    340,328         340,328         12,025          12,025
---------------------------------------------------------------------------------------------------------------------------
     Orden S.A.                                                       1,690           1,690              -               -
---------------------------------------------------------------------------------------------------------------------------
     Terra Networks Espana                                           33,007          33,007              -               -
---------------------------------------------------------------------------------------------------------------------------
     Unisel Argentina                                                 4,073           4,073              -               -
---------------------------------------------------------------------------------------------------------------------------
     Unisel Chile                                                     6,190           6,190              -               -
---------------------------------------------------------------------------------------------------------------------------
     Ediciones Financieras                                            4,451           4,451              -               -
---------------------------------------------------------------------------------------------------------------------------
     Orden Salud                                                      7,598           7,598              -               -
---------------------------------------------------------------------------------------------------------------------------
     Atento Recursos Ltda.                                          138,374         138,374              -               -
---------------------------------------------------------------------------------------------------------------------------
     Telefonica. Procesos y Tecnologia de Informacion S.A.          417,379         417,379              -               -
---------------------------------------------------------------------------------------------------------------------------
     Orden Gestion                                                    2,749           2,749              -               -
---------------------------------------------------------------------------------------------------------------------------
     Orden Integracion                                               26,400          26,400              -               -
---------------------------------------------------------------------------------------------------------------------------
     Solex                                                              134             134              -               -
---------------------------------------------------------------------------------------------------------------------------
     SBS Ltda.                                                      539,817         539,817              -               -
---------------------------------------------------------------------------------------------------------------------------
     Sonda Mexico                                                    22,166          22,166              -               -
---------------------------------------------------------------------------------------------------------------------------
     Telefonica Data Espana                                         255,384         255,384        151,244         151,244
                                                                          -               -        739,449         739,449
---------------------------------------------------------------------------------------------------------------------------


The conditions of the Mandate and Mercantile Current Account are short and long-term respectively. In the case of Telefonica Internacional Chile S.A. it is denominated in US dollars, accruing interest at a variable rate which adjusts to market conditions (US$ + Market Spread).


In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary based on the transaction that produces them.


                                                                              21
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


7.     Income tax and deferred taxes:

       a)  General information:

           As of June 30, 2002 and 2003 the Parent Company has not made a provision for first category income as it has accumulated tax losses of ThCh$ 196,496,063 and ThCh$ 28,486,551 respectively. Likewise, as of June 30, 2002 and 2003 certain subsidiaries have accumulated tax losses of ThCh $ 127,192,962 and ThCh$ 131,710,102, respectively.

           As of June 30, 2002 and 2003, a first category income tax provision was established at subsidiaries with positive taxable income of ThCh$ 36,260,969 and ThCh$ 26,104,585, respectively.

           As of June 30, 2003 the subsidiaries with a positive balance in Taxed Retained Earnings and the related credits are detailed in the following table:


           --------------------------------------------      ------------- ------------- ------------- ----------- ---------
                          Subsidiaries                          Taxed         Taxed         Taxed        Taxed    Amount of
                                                               Retained      Retained      Retained     Retained    credit
                                                               Earnings      Earnings      Earnings     Earnings
                                                             w/15% credit  w/16% credit w/16.5% credit W/o credit
                                                                ThCh$         ThCh$         ThCh$        ThCh$      ThCh$
           --------------------------------------------     ------------- ------------- ------------- ----------- ---------
           CTC Equipos y Servicios de  Telecomunicaciones
           S.A.                                                   -          1,179,040     6,329,748      16,094  1,268,992
           CTC Transmisiones Regionales S.A.                      -         15,779,713    12,095,611      55,264  5,001,496
           Globus 120 S.A.                                     2,092,814       792,904       451,630     240,983    594,870
           Telefonica Empresas CTC Chile S.A.                    605,733     7,080,202     6,820,706   2,445,981  2,580,947
           Comunicaciones Mundiales S.A.                         245,642        66,855        75,186       5,189     68,489

                                                Total          2,944,189    24,898,714    25,772,881   2,763,511  9,514,794
           --------------------------------------------     ------------- ------------- ------------- ----------- ---------





                                                                              22
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

7.       Income tax and deferred taxes, continued:


b)       Deferred taxes:


       As of June 30, 2002 and 2003, net deferred tax assets (liabilities) arising on temporary differences of ThCh$ (2,795,570) and ThCh$ (21,885,276), respectively are analyzed as follows:



                                             -----------------------------------------------------------------
Description                                                                  2002
                                             -----------------------------------------------------------------
                                                         Deferred tax assets         Deferred tax liabilities
                                             -----------------------------------------------------------------
                                                     Short-term      Long-term       Short-term    Long-term
                                             -----------------------------------------------------------------
Temporary differences
Allowance for doubtful accounts                       12,621,415               -          -               -
Vacation provision                                       633,637               -          -               -
Tax benefits for tax losses                           37,362,991      14,427,253          -               -
Staff severance indemnities                                    -       1,298,999          -       7,057,871
Leased assets and liabilities                                  -         205,328          -          41,618
Depreciation of property, plant and equipment                  -       4,971,649          -     206,916,492
Deferred charge on sale of assets                              -               -          -         716,573
Software                                                       -               -          -       6,478,789
Deferred charges for capitalized disbursements                 -               -          -       1,310,590
Tax value difference for temporary investments
(Terra)                                                2,641,344               -          -               -
Other events                                             729,807         530,703      5,641       6,917,432
----------------------------------------------------------------------------------------------------------------
                                         Subtotal     53,989,194      21,433,932      5,641     229,439,365
----------------------------------------------------------------------------------------------------------------
Complementary accounts net of accumulated               (757,096)     (4,889,298)         -    (162,463,845)
amortization
                                         Subtotal     53,232,098      16,544,634      5,641      66,975,520
----------------------------------------------------------------------------------------------------------------
Tax reclassification                                      (5,641)    (16,544,634)    (5,641)    (16,544,634)
----------------------------------------------------------------------------------------------------------------
                                            Total     53,226,457               -          -      50,430,886
----------------------------------------------------------------------------------------------------------------



                                                     --------------------------------------------------------------
Description                                                                      2003
                                                     --------------------------------------------------------------
                                                           Deferred tax assets        Deferred tax liabilities
                                                     --------------------------------------------------------------
                                                         Short-term     Long-term       Short-term    Long-term
                                                     --------------------------------------------------------------
Temporary differences
Allowance for doubtful accounts                          18,587,305               -          -                    -
Vacation provision                                          538,136               -          -                    -
Tax benefits for tax losses                               4,908,991      21,523,456          -                    -
Staff severance indemnities                                       -         970,807          -            6,458,719
Leased assets and liabilities                                     -          73,587          -              128,431
Depreciation of property, plant and equipment                55,277       4,039,669          -          201,921,037
Deferred charge on sale of assets                                 -               -                          13,056
Software                                                          -               -          -            5,028,340
Deferred charges for capitalized disbursements                    -               -          -            3,268,906
Tax value difference for temporary investments
(Terra)                                                   2,604,286               -          -
Other events                                              1,929,853       1,207,815     14,607            2,095,582
-------------------------------------------------------------------------------------------------------------------
                                         Subtotal        28,623,848      27,815,334     14,607          218,914,071
-------------------------------------------------------------------------------------------------------------------
Complementary accounts net of accumulated                   (41,923)    (11,618,325)         -         (152,264,468)
amortization
                                         Subtotal        28,581,925      16,197,009     14,607           66,649,603
-------------------------------------------------------------------------------------------------------------------
Tax reclassification                                        (14,607)    (16,197,009)   (14,607)         (16,197,009)
-------------------------------------------------------------------------------------------------------------------
                                            Total        28,567,318               -          -           50,452,594
-------------------------------------------------------------------------------------------------------------------



As stated in Note 2d, as of June 30, 2002 included are balances of deferred tax assets and liabilities for ThCh$ 313,478 arising in Sonda S.A. (former subsidiary of Telefonica Empresas CTC de Chile S.A.) which was consolidated line by line in the statement of income until August 31, 2002.



                                                                             23
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


7.       Income taxes and deferred income taxes, continued:

         c)       Breakdown of income taxes:

         The current tax expense presented in the following table is based on the determination of taxable income, net of credits for donations, training expenses and other credits.


----------------------------------------------------------------------------------------------------------------------
   Description                                                                        2002               2003
                                                                                     ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------
Current tax expense (income tax)                                                   (5,801,755)         (4,307,256)
Current tax expense (Single Article No. 21 - 35%)                                     (47,857)            (50,543)
Adjustment of tax expense (prior year)                                                 89,996             329,016
----------------------------------------------------------------------------------------------------------------------
                                                   Income tax subtotal             (5,759,616)         (4,028,783)
----------------------------------------------------------------------------------------------------------------------
- Effect of deferred tax assets or liabilities for the period                      (2,830,358)         (7,313,442)
- Effect of amortization of deferred tax assets and liabilities complementary
  accounts                                                                         (2,660,800)         (5,357,739)
----------------------------------------------------------------------------------------------------------------------
                                                 Deferred tax subtotal             (5,491,158)        (12,671,181)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                              Total income tax expense            (11,250,774)        (16,699,964)
----------------------------------------------------------------------------------------------------------------------






                                                                             24
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)



8.       Other Current Assets:

         The detail of other current assets is as follows:

---------------------------------------------------------------------------- ------------------- ------------------
                                                                                   2002                2003
                                                                                   ThCh$              ThCh$
---------------------------------------------------------------------------- ------------------- ------------------
Fixed income securities purchased with resale agreement                        84,972,362            10,202,973
Fixed income securities sold with repurchase agreements                         9,970,993               -
Collective negotiation bonus to be amortized (a)                                      -               1,181,003
Adjustment to market value for cellular equipment to be commercialized (c)      3,263,333             3,194,183
Exchange insurance premiums to be amortized                                     4,260,922             1,407,372
Telephone directories for connection program                                    8,206,764             7,759,256
Higher discount rate of bonds to be amortized  (note 24)                        1,217,626               540,302
Disbursements for placement of bonds to be amortized  (note 24)                 1,875,982             1,689,029
Disbursement of negotiable instruments  (note 24)                                     -                 105,860
Disbursements for foreign financing proceeds to be amortized (b)                1,656,187               616,308
Exchange difference insurance debtors (net of partial liquidations)            15,635,558             5,171,577
Deferred charges for modification of staff severance  indemnities discount
  rate (net)                                                                      114,306               253,373
Others                                                                          9,216,839             1,068,540
---------------------------------------------------------------------------- ------------------- ------------------
                                  Total                                       140,390,872            33,189,776
---------------------------------------------------------------------------- ------------------- ------------------


(a) During June 2002, the Company signed a 2-year collective contract with a part of its employees (3 years for Telefonica Movil employees) granting them, among other benefits, a special negotiation bonus. This bonus was paid between June and July of 2002 (for Telefonica Movil employees, a second installment of ThCh$ 440,000 (historical) will be paid in May 2004). The total benefit which amounts to Ch$ 2,494,544 (historical), is being deferred using the straight-line method during the term of the respective collective contracts. The long-term portion is shown under "Other" long-term (see note 13).

(b) This amount corresponds to the cost (net of amortization) of the reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c) Corresponds to adjustment to market value for cellular equipment held in inventory at period-end, which is charged to results in accordance with the method of negotiation, contract or prepayment.





                                                                             25
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


9.       Property, plant and equipment:

         The detail of property, plant and equipment is as follows:


---------------------------------------------------------------------------------------------------------------------
                 Description                                   2002                              2003
                                                ---------------------------------------------------------------------
                                                  Accumulated      Gross prop.,     Accumulated     Gross prop.,
                                                 depreciation        plant and      depreciation      plant and
                                                     ThCh$           equipment         ThCh$          equipment
                                                                       ThCh$                            ThCh$
---------------------------------------------------------------------------------------------------------------------
Land                                                          -       29,808,243               -       27,667,278

Construction and Infrastructure Works                72,885,107      199,963,526      72,392,554      186,258,179

Machinery and equipment                           1,691,084,021    3,289,001,067   1,849,589,750    3,410,794,925
Central office telephone equipment                  731,496,546    1,462,959,661     941,743,424    1,603,356,562
External plant                                      586,300,232    1,370,886,421     631,291,636    1,384,324,690
Subscribers' equipment                              206,064,719      350,481,453     243,690,801      386,787,401
General equipment                                   167,222,524      104,673,532      32,863,889       36,326,272

Other Property, Plant and Equipment                 141,918,240      441,968,496     180,117,140      378,476,278
Office furniture and equipment                      101,513,760      125,417,498      85,715,792      130,558,913
Projects, work in progress and their materials                -      186,782,347               -      114,346,063
Leased assets          (1)                            4,096,587       12,056,628       4,612,555       11,376,729
Property,  plant and equipment temporarily out                -       15,039,544      13,411,298       23,242,508
of service
Software and others                                  36,307,893      102,672,479      76,377,495       98,952,065

            Technical revaluation-Circular 550       10,004,489        9,230,699      10,425,577        9,230,850

---------------------------------------------------------------------------------------------------------------------
                                         Total    1,915,891,857    3,969,972,031    2,112,525,021   4,012,427,510
---------------------------------------------------------------------------------------------------------------------


(1) As of June 2003 this caption mainly considers: ThCh$ 5,518,866 gross value for purchase of administrative offices with accumulated depreciation of ThCh$ 598,515 with contract terms of 15 years from 1996, ThCh$ 3,242,129 gross value for electronic and computer equipment with accumulated depreciation of ThCh$ 2,896,475 with 12-year contract terms from 1994. In addition there is ThCh$ 983,305 gross value of long distance transmission equipment with accumulated depreciation of ThCh$ 208,952 with 18-year contract terms from 1996.

The balance of gross property, plant and equipment includes capitalized interest of ThCh$ 209,268,747 and ThCh$ 211,261,434 in 2002 and 2003, respectively.
Accumulated depreciation of this interest amounts to ThCh$ 72,995,897 and ThCh$ 92,158,887 in 2002 and 2003, respectively.

Depreciation for the periods was charged to operating costs for ThCh$ 132,791,579 and ThCh$ 131,022,817, for 2002 and 2003, respectively and to administration and selling expense for ThCh$ 291,376 for 2003. Property, plant and equipment temporarily out of service, made up mainly of the cable TV networks of La Serena and Concepcion not transferred in the sale of assets to Cordillera Comunicaciones, resulted in a depreciation charge of ThCh$ 713,140 in 2002 and ThCh$ 1,476,669 in 2003, which is classified in Other Non-operating Expenses.

The detail by caption of the technical revaluation is as follows:


------------------------------------------------------------------------------------------------------------------------
                                                   Net            Accumulated      Property, plant    Property, plant
                                                 Balance         depreciation       and equipment      and equipment
               Description                                                              2002               2003
                                                  ThCh$              ThCh$              ThCh$              ThCh$
------------------------------------------------------------------------------------------------------------------------
Land                                            (454,707)             -               (477,844)          (454,707)
Construction and infrastructure works           (994,531)        (3,553,441)        (4,584,504)        (4,547,971)
Machinery and equipment                          254,510         13,979,018         14,293,047         14,233,528
------------------------------------------------------------------------------------------------------------------------
                                   Total      (1,194,728)        10,425,577          9,230,699          9,230,850
------------------------------------------------------------------------------------------------------------------------


Depreciation for higher value of technical revaluation for the period amounts to ThCh$ (16,340) in 2002 and ThCh$ (26,826) in 2003. Gross property, plant and equipment includes assets that have been totally depreciated amounting to ThCh$ 467,929,189 in 2002 and ThCh$ 609,567,645 in 2003, which include ThCh$
12,042,022 and ThCh$ 12,002,421, respectively, for technical revaluation.




                                                                             26
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


10.      Investments in Related Companies:


         The breakdown of investments in related companies is as follows:


----------------------------------------------------------------------------------------------------------------

                                                                                     Currency
                                                                    Country of    controlling the    No. of
      Taxp. No.                                  Company              origin        investment       shares
----------------------------------------------------------------------------------------------------------------

       Foreign        TBS Celular participacion S.A. (1)              Brasil           Dolar       48,950,000
    93.541.000-2      Impresora y Comercial Publiguias S.A. (1)        Chile           Pesos           45,648
    96.922.950-1      Empresa de Tarjetas Inteligentes S.A. (1)        Chile           Pesos          271,615
    96.895.220-K      Atento Chile S.A.  (1)                           Chile           Pesos        3,209,374
    96.725.400-2      Sonda S.A.  (1) (2)                              Chile           Pesos           35,000
   In development     Bolsa de Oportunidades de Negocios S.A.          Chile           Pesos                -
   In development     Time Interating                                  Chile           Pesos                -
    96.725.400-2      Solexe  S.A.                                     Chile           Pesos                -
    96.571.690-4      Servibanca S.A.                                  Chile           Pesos                -
    96.768.410-4      Payroll S.A.                                     Chile           Pesos                -
    96.539.380-3      Ediciones Financieras S.A.                       Chile           Pesos                -
    96.831.860-8      Inversiones Valparaiso S.A.                      Chile           Pesos                -
    94.071.000-6      Orden S.A.                                       Chile           Pesos                -
       Foreign        SBS Ltda.                                      Guatemala         Dolar                -
       Foreign        AGROSYS                                        Guatemala         Dolar                -
       Foreign        Sonda El Salvador                             El Salvador        Dolar                -
       Foreign        Chiptech                                       Guatemala         Dolar                -
    96.894.490-8      Puerto Norte S.A.                                Chile           Pesos                -
       Foreign        Bac Servicio                                    Ecuador          Dolar                -
       Foreign        Bismark Telecomunicaciones                      Mexico           Pesos                -
       Foreign        Westham Trade Co. Ltda.                           Usa            Dolar                -
       Foreign        Data Dec S.A.                                 Costa Rica         Dolar                -

----------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
                                                                             Holding                 Shareholders' equity
                                                                            percentage                of the companies
                                                                        ---------------------------------------------------------
      Taxp. No.                                  Company                   2002      2003          2002              2003
---------------------------------------------------------------------------------------------------------------------------------
                                                                            %         %            ThCh$             ThCh$
       Foreign        TBS Celular participacion S.A. (1)                   2.61      2.61       159,598,697       192,648,697
    93.541.000-2      Impresora y Comercial Publiguias S.A. (1)            9.00      9.00        14,538,889        18,831,344
    96.922.950-1      Empresa de Tarjetas Inteligentes S.A. (1)           20.00     20.00           812,035           544,070
    96.895.220-K      Atento Chile S.A.  (1)                              28.84     28.84         9,187,850         9,364,525
    96.725.400-2      Sonda S.A.  (1) (2)                                     -     35.00                 -        91,127,731
   In development     Bolsa de Oportunidades de Negocios S.A.             19.00         -         2,086,200                 -
   In development     Time Interating                                     10.25         -           742,449                 -
    96.725.400-2      Solexe  S.A.                                        40.00         -           100,995                 -
    96.571.690-4      Servibanca S.A.                                     43.33         -         4,752,042                 -
    96.768.410-4      Payroll S.A.                                        41.56         -           366,867                 -
    96.539.380-3      Ediciones Financieras S.A.                           7.18         -           127,563                 -
    96.831.860-8      Inversiones Valparaiso S.A.                         33.33         -         5,275,590                 -
    94.071.000-6      Orden S.A.                                          33.33         -         2,126,865                 -
       Foreign        SBS Ltda.                                           49.00         -           165,700                 -
       Foreign        AGROSYS                                             50.00         -             7,122                 -
       Foreign        Sonda El Salvador                                   49.00         -            30,522                 -
       Foreign        Chiptech                                            50.00         -            15,670                 -
    96.894.490-8      Puerto Norte S.A.                                   50.00         -           168,588                 -
       Foreign        Bac Servicio                                        49.00         -             3,563                 -
       Foreign        Bismark Telecomunicaciones                          49.90         -           100,379                 -
       Foreign        Westham Trade Co. Ltda.                             20.00         -           487,865                 -
       Foreign        Data Dec S.A.                                       40.00         -           879,585                 -

---------------------------------------------------------------------------------------------------------------------------------
                                                  Total
                      ==================================================





-----------------------------------------------------------------------------------------------------------------------------------
                                                                    Income for the year       Accrued income     Equity Value
                                                              ---------------------------------------------------------------------
      Taxp. No.                                  Company         2002           2003        2002    2003       2002       2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                                ThCh$           ThCh$      ThCh$   ThCh$      ThCh$       ThCh$
       Foreign     TBS Celular participacion S.A. (1)            1,307,088   1,960,638    34,115     51,173   4,165,526   5,028,131
    93.541.000-2   Impresora y Comercial Publiguias S.A. (1)    -3,777,100  -2,941,206  -339,939   -264,709   1,308,500   1,694,821
    96.922.950-1   Empresa de Tarjetas Inteligentes S.A. (1)      -326,210     -44,629   -65,242     -8,927     162,407     108,814
    96.895.220-K   Atento Chile S.A. (1)                            24,140     162,085     6,962     46,746   2,649,776   2,700,729
    96.725.400-2   Sonda S.A. (1)                                        -   1,104,413         -    386,548           -  31,894,706
   In development  Bolsa de Oportunidades de Negocios S.A.               -           -         -          -     396,378           -
   In development  Time Interating                                       -           -         -          -      76,101           -
    96.725.400-2   Solexe S.A.                                           -           -         -          -      40,398           -
    96.571.690-4   Servibanca S.A.                                 140,632           -    60,936          -   2,059,060           -
    96.768.410-4   Payroll S.A.                                     36,121           -    15,012          -     152,470           -
    96.539.380-3   Ediciones Financieras S.A.                      -28,705           -    -2,061          -       9,159           -
    96.831.860-8   Inversiones Valparaiso S.A.                           -           -         -          -   1,758,354           -
    94.071.000-6   Orden S.A.                                            -           -         -          -     708,884           -
       Foreign     SBS Ltda.                                             -           -         -          -      81,193           -
       Foreign     AGROSYS                                               -           -         -          -       3,561           -
       Foreign     Sonda El Salvador                                     -           -         -          -      14,956           -
       Foreign     Chiptech                                              -           -         -          -       7,835           -
    96.894.490-8   Puerto Norte S.A.                                     -           -         -          -      84,294           -
       Foreign     Bac Servicio                                          -           -         -          -       1,746           -
       Foreign     Bismark Telecomunicaciones                            -           -         -          -      50,089           -
       Foreign     Westham Trade Co. Ltda.                               -           -         -          -      97,573           -
       Foreign     Data Dec S.A.                                         -           -         -          -     351,834           -

-----------------------------------------------------------------------------------------------------------------------------------
                                                  Total                                                      14,180,094  41,427,201
                      ========================================                                             ------------------------


------------------------------------------------------------------------------------------------------------
                                                                      Unearned        Investment
                                                                       Income         book value
                                                               ---------------------------------------------
      Taxp. No.                                  Company           2002    2003     2002         2003
------------------------------------------------------------------------------------------------------------
                                                                  ThCh$    ThCh$    ThCh$        ThCh$
       Foreign     TBS Celular participacion S.A. (1)                 -        -     4,165,526    5,028,131
    93.541.000-2   Impresora y Comercial Publiguias S.A. (1)          -        -     1,308,500    1,694,821
    96.922.950-1   Empresa de Tarjetas Inteligentes S.A. (1)          -        -       162,407      108,814
    96.895.220-K   Atento Chile S.A. (1)                              -        -     2,649,776    2,700,729
    96.725.400-2   Sonda S.A. (1)                                     -        -             -   31,894,706
   In development  Bolsa de Oportunidades de Negocios S.A.            -        -       396,378            -
   In development  Time Interating                                    -        -        76,101            -
    96.725.400-2   Solexe S.A.                                        -        -        40,398            -
    96.571.690-4   Servibanca S.A.                                    -        -     2,059,060            -
    96.768.410-4   Payroll S.A.                                       -        -       152,470            -
    96.539.380-3   Ediciones Financieras S.A.                         -        -         9,159            -
    96.831.860-8   Inversiones Valparaiso S.A.                        -        -     1,758,354            -
    94.071.000-6   Orden S.A.                                         -        -       708,884            -
       Foreign     SBS Ltda.                                          -        -        81,193            -
       Foreign     AGROSYS                                            -        -         3,561            -
       Foreign     Sonda El Salvador                                  -        -        14,956            -
       Foreign     Chiptech                                           -        -         7,835            -
    96.894.490-8   Puerto Norte S.A.                                  -        -        84,294            -
       Foreign     Bac Servicio                                       -        -         1,746            -
       Foreign     Bismark Telecomunicaciones                         -        -        50,089            -
       Foreign     Westham Trade Co. Ltda.                            -        -        97,573            -
       Foreign     Data Dec S.A.                                      -        -       351,834            -

-----------------------------------------------------------------------
                                                  Total                             14,180,094    41,427,201
                      =========================================---------------------------------------------



(1) Recognition of income for this company is that accrued for May 2002 and 2003.

(2) "As indicated in Note 2d, as of September 2002 the Company no longer has a majority or controlling interest in Sonda S.A. It now recognizes 35% equity in the Company."


As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.






                                                                             27
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


         11.     Goodwill and negative goodwill:
                 (a) Goodwill:

                 The detail of goodwill is as follows:


-----------------------------------------------------------------------------------------------------------------------
Taxpayer No.             Company              Year                      2002                           2003
                                                               Amount                          Amount
                                                             amortized       Balance of      amortized      Balance of
                                                           in the period     Goodwill      in the period     Goodwill
                                                               ThCh$           ThCh$           ThCh$          ThCh$
-------------------------------------------------------------------------------------------------------------------------
Foreign       Consorcio Telefonica do
              Brasil                          2001             87,203       2,960,085          87,203       2,784,234
90.430.000-4  CTC Globus S.A.                 1998            538,012      17,693,117         538,012      16,608,177
78.703.410-1  Tecnonautica S.A.               1999             32,991       1,182,279          71,466       1,078,725
96.786.140-5  Telefonica Movil                1997          4,895,692     152,713,134       4,895,692     142,840,605
83.628.100-4  Sonda S.A.                      1999          1,721,224      22,594,643       1,881,941       9,808,256
96.834.320-3  Infoera                         1999             20,771         730,653          43,982         665,557
96.811.570-7  Telepeajes S.A.                 2001              9,745          85,627          19,264          58,430
Foreign       Sonda Uruguay                   1999             78,119         945,499          -                -
Foreign       Setco S.A. (Uruguay)            1999             76,816         927,681          -                -
Foreign       Sonda del Ecuador               1997             19,483         204,562          -                -
96.571.690-4  Servibanca                      2000             18,685         283,392          -                -
96.768.410-4  Payroll                         1999                948          12,544          -                -
96.894.490-8  Puerto Norte                    2000                662          10,384          -                -
Foreign       Bac Ecuador                     2001             -              103,023          -                -
Foreign       Bac Peru                        2001             -               15,020          -                -
96.895.220-K  Atento Chile S.A.               2001            178,296         176,230          -                -
Foreign       Sonda Bancos                    2001              5,029          93,027          -                -
Foreign       Sonda Peru                      2001              2,492          47,330          -                -
Foreign       Bismark (Mexico)                2001              2,406          44,496          -                -
Foreign       Tecnoglobal S.A.                2001             27,670         525,716          -                -
Foreign       Bac Financiero                  2001             46,655         754,258          -                -
96.833.930-3  Telef. Comun. Empresariales     2001             17,188         130,723          -                -
96.590.960-5  Tecnopolis                      2001              1,008          19,122          -                -
Foreign       Track S.A.                      2002              1,214          23,060          -                -
Foreign       Condec Brasil                   1998            141,302       1,460,118          -                -
Foreign       Data Dec                        1995             15,668          -               -                -
----------------------------------------------------------------------------------------------------------------------
                          Total                             7,939,279     203,735,723       7,537,560     173,843,984
----------------------------------------------------------------------------------------------------------------------

The goodwill amortization period has been determined considering aspects such as; nature and characteristics of the business and estimated period of return of the investment.




                                                                             28
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

         11.   Goodwill and negative goodwill, continued:
               (b) Negative goodwill:

               The detail of negative goodwill is as follows:

--------------------------------------------------------------------------------------------------------------
   Taxpayer No.          Company         Year                2002                           2003
                                                    Amount        Balance of       Amount        Balance of
                                                   amortized       Negative       amortized       Negative
                                                 in the period     Goodwill     in the period     Goodwill
                                                     ThCh$          ThCh$           ThCh$           ThCh$
--------------------------------------------------------------------------------------------------------------
     Foreign       Sonda Inveriones      2002          -             72,893           -              -
                   S.A.
--------------------------------------------------------------------------------------------------------------
                          Total                        -             72,893           -              -
--------------------------------------------------------------------------------------------------------------


         12.   Intangibles:


-------------------------------------------------------------------------- ------------------ ------------------
                                                                                 2002               2003
                                                                                ThCh$              ThCh$
-------------------------------------------------------------------------- ------------------ ------------------
Underwater cable rights (gross)                                               19,271,074         22,649,648
  Accumulated amortization previous period                                    (1,596,099)        (2,371,210)
  Amortization for the period                                                   (349,317)          (429,124)
Licenses (Software) (gross)                                                    2,100,732          2,190,703
  Accumulated amortization previous period                                             -           (263,261)
  Amortization for the period                                                          -           (279,193)
Licenses for use of wireless (gross)                                                   -          9,612,076
  Accumulated amortization previous period                                             -            (27,458)
  Amortization for the period                                                          0           (159,443)
Trade marks and key money                                                        692,012                  -
-------------------------------------------------------------------------- ------------------ ------------------
                                                   Total Net Intangibles      20,118,402         30,922,738
-------------------------------------------------------------------------- ------------------ ------------------





                                                                             29
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

         13.      Others (from Other Assets):

                  The detail of Others is as follows:



---------------------------------------------------------------------------------------------------------
                                                                              2002            2003
                                                                             ThCh$            ThCh$
---------------------------------------------------------------------------------------------------------
Disbursements for obtaining external financing to be amortized
(see note 8b)                                                                  745,903         1,473,078
Collective negotiation bonus (see note 8a)                                      -                553,397
Bond issue expenses to be amortized (see note 24)                            5,480,883         3,141,017
Leased vehicles                                                                421,210           255,790
Higher discount rate of bonds to be amortized ( see note 24)                 6,855,059         3,690,153
Deferred charge for modification of staff severance indemnities
discount rate (net)                                                            745,202                 -
Commercial projects in development (Lottery, Investment Fund)                3,604,660                 -
Deferred exchange insurance premiums to be amortized                           809,766           202,887
Rental of telephone posts paid in advance                                    1,979,514           764,942
Guarantee deposits                                                             255,596           281,688
Others                                                                       1,874,228         1,003,331
---------------------------------------------------------------------------------------------------------
                                                    Total                   22,772,021        11,366,283
---------------------------------------------------------------------------------------------------------



                                                                             30
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


     14    Short-term obligations with banks and financial institutions:

           The breakdown of short-term obligations with banks and financial institutions is as follows:



                                                             ---------------------------------------------------------------------

                    Bank or financial institution                           U.S.$                            U.F.
                    -----------------------------
                                                             ------------------------------   ------------------------------------
    Taxp. No.       Short-term                                     2002               2003          2002               2003
-----------------   ---------------------------------------  --------------      ----------   ---------------    ---------------
                                                                   ThCh$              ThCh$         ThCh$              ThCh$
97.015.000-5        BANCO SANTANDER SANTIAGO                     1,481,935              -            -                  -
97.004.000-5        BANCO DE CHILE                                 833,975              -            -                  -
97.030.000-7        BANCO ESTADO                                         -              -      9,319,257          9,299,134
59.004.250-1        BANCO SUDAMERIS                                400,976              -            -                  -
97.008.000-7        BANCO CITIBANK                                       -              -      8,833,894                -
97.036.000-K        BANCO SANTIAGO                                       -              -            -                  -
97.023.000-9        BANCO CORPBANCA                                      -              -            -                  -
Foreign             BRADESCO                                        55,553              -            -                  -
97.080.000-K        BANCO BICE                                           -              -            -                  -
                                                             --------------      ----------   ---------------    ---------------
                                        Total                    2,772,439              -     18,153,151          9,299,134

                                                             --------------      ----------   ---------------    ---------------
                    Capital owed                                 2,732,250              -     17,863,079          9,199,763

                                                             ==============================   ==================================

                    Average annual interest rate                  3.93%                 -        3.89%              3.36%



                    Bank or financial institution                                $                               TOTAL
                    -----------------------------
                                                               --------------------------------    ------------------------------
    Taxp. No.       Short-term                                          2002            2003             2002             2003
-----------------   ---------------------------------------    --------------  ----------------    -----------     --------------
                                                                       ThCh$            ThCh$           ThCh$            ThCh$
97.015.000-5        BANCO SANTANDER SANTIAGO                            -                -           1,481,935               -
97.004.000-5        BANCO DE CHILE                                6,940,123              -           7,774,098               -
97.030.000-7        BANCO ESTADO                                        -                -           9,319,257         9,299,134
59.004.250-1        BANCO SUDAMERIS                                     -                -             400,976               -
97.008.000-7        BANCO CITIBANK                                      -                -           8,833,894               -
97.036.000-K        BANCO SANTIAGO                                7,435,316              -           7,435,316               -
97.023.000-9        BANCO CORPBANCA                                  36,968              -              36,968               -
Foreign             BRADESCO                                            -                -              55,553               -
97.080.000-K        BANCO BICE                                      111,165              -             111,165               -
                                                               --------------  ---------------     -----------     --------------
                                        Total                    14,523,572              -          35,449,162         9,299,134

                                                               --------------  ---------------     -----------     --------------
                    Capital owed                                 14,515,997              -          35,111,326         9,199,763

                                                               ===============================     ==============================

                    Average annual interest rate                    4.80%                -             2.30%              3.36%


                    --------------------------------------------------------------------------------------------------------------
                    Short-term portion of long-term
                    --------------------------------------------------------------------------------------------------------------
79.561.240-8        CHASE MANHATTAN BANK                           426,212              -            -                  -
Foreign             BANCO CREDITO INVERSIONES                            -              -      6,571,366                -
Foreign             BANCO CITIBANK                               9,083,857        7,688,140          -                  -
97.015.000-5        BANCO SANTANDER SANTIAGO                             -              -        199,479         30,604,030
97.036.000-K        BANCO SANTIAGO                                       -              -      9,860,999                -
Foreign             ABN AMRO BANK                                1,068,321        1,175,250          -                  -
Foreign             BANCO EXTERIOR DE ESPANA                    17,977,568              -            -                  -
Foreign             J.P. MORGAN                                128,835,473              -            -                  -
Foreign             BBVA BHIF                                            -       18,344,326          -                  -


                                                             ------------------------------   ----------------------------------
                                        Total                  157,391,431       27,207,716   16,631,844         30,604,030

                                                             -------------- ---------------   ---------------    ---------------
                    Capital owed                               153,653,334       24,986,866   16,371,686         30,145,813

                                                             ==============================   ==================================

                    Average annual interest rate                 3.14 %           1.93%         6.24%             3.60%




                    -------------------------------------------------------------------------------------------------------------
                    Short-term portion of long-term
                    -------------------------------------------------------------------------------------------------------------
79.561.240-8        CHASE MANHATTAN BANK                                -                -             426,212                 -
Foreign             BANCO CREDITO INVERSIONES                           -                -           6,571,366                 -
Foreign             BANCO CITIBANK                                      -                -           9,083,857         7,688,140
97.015.000-5        BANCO SANTANDER SANTIAGO                            -          9,834,890           199,479        40,438,920
97.036.000-K        BANCO SANTIAGO                                      -                -           9,860,999               -
Foreign             ABN AMRO BANK                                       -                -           1,068,321         1,175,250
Foreign             BANCO EXTERIOR DE ESPANA                            -                -          17,977,568               -
Foreign             J.P. MORGAN                                         -                -         128,835,473               -
Foreign             BBVA BHIF                                           -                -                   -        18,344,326


                                                               --------------------------------  --------------------------------
                                        Total                           -          9,834,890       174,023,275        67,646,636

                                                               --------------  ----------------  -------------   ----------------
                    Capital owed                                         -                 -       170,025,020        55,132,679

                                                               ================================  ================================

                    Average annual interest rate                         -           3.54%             3.44%             2.40%



                    Percentage of obligations
                    in foreign currency:                        76.46% for 2002 and 48.14% for 2003

                    Percentage of obligations in
                    national currency:                          23.54% for 2002 and 51.86% for 2003



                                                                              31
      ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

      15    Long-term obligations with banks and financial institutions:

            Long-term obligations with banks and financial institutions:



                                                                  -----------------------------------------------------------------
                                                                                          Years to maturity for long-term portion
                                                                    Currency    ---------------------------------------------------
                                                                       or
                                                                   Indexation
                 Bank or Financial                                    Index           1 to 2           2 to 3            3 to 5
 Taxp. No.       Institution
-------------    -----------------------                          -----------------------------------------------------------------
                                                                                       ThCh$            ThCh$             ThCh$
                 LOANS IN DOLLARS
79.561.240-8     CHASE MANHATTAN (1)                                   US$                   -                -                 -
97.008.000-7     BANCO CITIBANK                                        US$           7,508,867        7,508,867                 -
Foreign          ABN AMRO BANK (2)                                     US$                   -       73,407,600       136,328,400
Foreign          BBVA BHIF                                             US$          69,912,000       69,912,000                 -

                                                         SUBTOTAL                   77,420,867      150,828,467       136,328,400

                 LOANS IN UNIDADES DE FOMENTO
 97.015.000-5     BANCO SANTANDER SANTIAGO                             UF           30,145,813                -                 -

                                                         SUBTOTAL                   30,145,813                -                 -

                 LOANS IN OTHER CURRENCIES                                                   -                -                 -
Foreign          MERCOM BANK                                            $                    -                -                 -

                                                                                ---------------------------------------------------
                                                            TOTAL                  107,566,680      150,828,467       136,328,400

                                                                                ===================================================


             Percentage of obligations in foreign currency:              92.36%     in 2003 and        87.23%      in 2002
             Percentage of obligations in local currency:                 7.64%     in 2003 and        12.77%      in 2002





                                                                  -----------------------------------------------------------------
                                                                                                                       Total
                                                                                  Long-term                            amount
                                                                                   portion                          of principal
                                                                                    as of                               owed
                 Bank or Financial                                                31/06/2003                        31/06/2003
 Taxp. No.       Institution
-------------    -----------------------                          -----------------------------------------------------------------
                                                                             ThCh$                                    ThCh$
                 LOANS IN DOLLARS
79.561.240-8     CHASE MANHATTAN (1)                                                -  -                           85,465,657
97.008.000-7     BANCO CITIBANK                                            15,017,734  Libor + 0.57%              183,196,612
Foreign          ABN AMRO BANK (2)                                        209,736,000  Libor + 1.00%              142,442,765
Foreign          BBVA BHIF                                                139,824,000  Libor + 1.05%                        -

                                                         SUBTOTAL         364,577,734        2.36%                411,105,034

                 LOANS IN UNIDADES DE FOMENTO
 97.015.000-5     BANCO SANTANDER SANTIAGO                                 30,145,813  Tab 90 +  0.75%             60,184,666

                                                         SUBTOTAL          30,145,813          -                   60,184,666

                 LOANS IN OTHER CURRENCIES                                          -                    -                  -
Foreign          MERCOM BANK                                                        -                    -             49,142

                                                                  ------------------------------------------------------------
                                                            TOTAL         394,723,547        2.45%                471,338,842

                                                                  ============================================================

             Percentage of obligations in foreign currency:    92.36%    in 2003 and    87.23%    in 2002
             Percentage of obligations in local currency:       7.64%    in 2003 and    12.77%    in 2002


(1) In April and June 2003, the Company prepaid loans in the amount of US$ 90,000,000 and US$ 30,000,000 which it had with this bank.

(2) In April 2003, the Company renegotiated this loan, which allowed it to extend the expiry date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A..


                                                                              32

          ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

         16.     Obligations with the Public:

                 a) Promissory Notes:

         On January 27, 2003, Telefonica CTC Chile registered a line of negotiable instruments in the securities registry, inspection number No. 5. The maximum amount of this line is ThCh$ 35,000,000, where all placements charged to this line may not exceed the mentioned amount. The term of this line shall be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate shall be defined at each issuance of these negotiable instruments.

         On June 26, 2003, Telefonica CTC Chile, placed ThCh$ 2,000,000 in two series (A and B) of negotiable instruments. In this case, the placing agent was Scotiabank Sud Americano. The details of this transaction are as follows:


--------------------------------------------------------------------------------------------------------------------
   Registration               Current
    number or       Series    nominal         Bond       Interest      Final          Book value         Placement
identification of             amount      readjustment     rate      maturity     2002         2003      in Chile
  the instrument              placed          unit                               ThCh$        ThCh$      or abroad
--------------------------------------------------------------------------------------------------------------------
Short-term
promissory notes
       005            A     10,000,000   NON-INDEXED CH$  0.2700   SEP 24, 2003      -       9,923,222    CHILE
       005            B     10,000,000   NON-INDEXED CH$  0.2974   NOV 20, 2003      -       9,860,266    CHILE

--------------------------------------------------------------------------------------------------------------------
                                                          Totales                    -      19,783,488
--------------------------------------------------------------------------------------------------------------------




                                                                             33

          ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

                  NOTES TO THE FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)

         16.   Obligations with the public, continued:

               b)   Bonds

               The breakdown of obligations with the public for bond issues, classified as short and long-term is as follows:


---------------------------------------------------------------------------------------------------------------

     Registration number                                   Current          Bond
    or identification of                               nominal amount   readjustment   Interest     Final
       the instrument                    Series            placed           unit         rate      maturity
---------------------------------------------------------------------------------------------------------------
                                                                                         %
Short-term portion of long-term bonds
        143.27.06.91                      E (f)               -             U.F.        6.000      Apr.2003
        143.27.06.91                        F                 71,429        U.F.        6.000      Apr.2016
        177.12.08.94                      H (a)               -             U.F.        5.800      Aug.2006
        177.12.08.94                      I (d)               -             U.F.        5.500      Aug.2015
        203.23.04.98                      J (b)               -             U.F.        6.750      Feb.2010
        203.23.04.98                        K                 -             U.F.        6.750      Feb.2020


Issued in New York                    Yankee Bonds            -             US$         7.625      Jul.2006
Issued in New York                    Yankee Bonds            -             US$         8.375      Jan.2006
Issued in Luxembourg                  Eurobonds (c)           -             EURO        5.375      Aug.2004




Long-term bonds

        143.27.06.91                        F                857,143        U.F.        6.000      Apr.2016
        177.12.08.94                      H (a)               -             U.F.        5.800      Aug.2006
        177.12.08.94                      I (d)               -             U.F.        5.500      Aug.2015
        203.23.04.98                      J (b)               -             U.F.        6.750      Feb.2010
        203.23.04.98                        K              4,000,000        U.F.        6.750      Feb.2020



Emitidos en New York                Yankee Bonds (e)     197,000,000        US$         7.625      Jul.2006
Emitidos en New York                  Yankee Bonds       200,000,000        US$         8.375      Jan.2006
Emitidos en Luxemburgo                Eurobonos (c)      139,000,000        EURO        5.375      Aug.2004


-----------------------------------------------------------------------------------------------------------------------------------
                                                            Frequency                     Par value
     Registration number                     ------------------------------------------------------------------------     Placement
    or identification of                                                                                                  In Chile
       the instrument                         Interest payment  Amortizations     2002                  2003              or abroad
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 ThCh$                ThCh$
Short-term portion of long-term bonds
        143.27.06.91                            Semi-annual      Semi-annual      5,355,109             -                 Chile
        143.27.06.91                            Semi-annual      Semi-annual      1,416,022          1,403,736            Chile
        177.12.08.94                            Semi-annual      Semi-annual      8,704,256             -                 Chile
        177.12.08.94                            Semi-annual      Semi-annual      2,300,932             -                 Chile
        203.23.04.98                            Semi-annual      Semi-annual      6,086,415             -                 Chile
        203.23.04.98                            Semi-annual      Semi-annual      1,679,235          1,682,208            Chile


Issued in New York                              Semi-annual        Maturity       5,964,791          5,823,047            Abroad
Issued in New York                              Semi-annual        Maturity       4,978,080          4,776,106            Abroad
Issued in Luxembourg                            Semi-annual        Maturity       6,174,344          5,446,422            Abroad

                                                                               -------------------------------
                                                                    Total        42,659,184         19,131,519
                                                                 =============================================
Long-term bonds

        143.27.06.91                            Semi-annual      Semi-annual     15,720,328         14,536,774            Chile
        177.12.08.94                            Semi-annual      Semi-annual     25,394,374             -                 Chile
        177.12.08.94                            Semi-annual      Semi-annual     25,394,374             -                 Chile
        203.23.04.98                            Semi-annual      Semi-annual     35,552,124             -                 Chile
        203.23.04.98                            Semi-annual      Semi-annual     67,718,331         67,838,280            Chile



Emitidos en New York                            Semi-annual        Maturity     142,442,764        137,726,640            Abroad
Emitidos en New York                            Semi-annual        Maturity     142,442,764        139,824,000            Abroad
Emitidos en Luxemburgo                          Semi-annual        Maturity     127,054,847        111,736,540            Abroad

                                                                               -------------------------------
                                                                    Total       581,719,906        471,662,234
                                                                 =============================================



                                                                             34

          ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


16.      Obligations with the Public, continued:

         b) Bonds, continued:


         a) During August 2002, Telefonica CTC Chile prepaid this bond placement, paying the full balance of capital (UF) plus interest accrued as of that date.

         b) During November 2002, Telefonica CTC Chile prepaid this bond placement, paying the full balance of capital (UF) plus interest accumulated as of that date.

         c) Since June 2002, Telefonica CTC Chile has made partial purchases of its placement denominated in euros; at this period-end the early redemption of this placement amounts to
                  61.0 million euros.

         d) During May 2003, Telefonica CTC Chile prepaid this bond placement of, paying the full capital balance (UF) plus interest accumulated as of that date.

         e) During May 2003, Telefonica CTC Chile made a partial repurchase of 3.0 million dollars of its placement denominated in that same currency; this redemption was made at a price of 111.57% of par value, which meant a payment of 3.34 million dollars, plus interest accrued as of that date on the nominal amount of the repurchase.

         These transactions have implied recognizing a charge to income for the balances off "Disbursements for bond placements to be amortized", as well as the expenses corresponding to "Higher discount rate of bonds to be amortized".

         In April 2003, the last installment of this issuance was paid.


                                                                             35

          ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


         17.      Accruals:

         The detail of accruals shown in liabilities is as follows:


         ---------------------------------------------------------------------------------------------
                                                                            2002          2003
                                                                            ThCh$         ThCh$
         ---------------------------------------------------------------------------------------------
         Current                                                          10,580,875      6,596,666

         Staff severance indemnities                                       1,144,845        266,633

         Vacation                                                          4,319,835      3,189,027

         Other employee benefits (a)                                       8,798,499      6,085,345

         Employee benefit advances                                        (3,682,304)    (2,944,339)
         ---------------------------------------------------------------------------------------------
         Long-term
         Staff severance indemnities                                      22,503,166     18,604,264
         ---------------------------------------------------------------------------------------------
                                                        Total             33,084,041     25,200,930
         ---------------------------------------------------------------------------------------------



         (a) Includes provisions for the following concepts: statutory bonus, annual vacation bonus, scholarships, Christmas bonus, Independence Day bonus and others.

         During the 2002 and 2003 periods, there were no write-offs for any concept.

18.      Staff severance indemnities:

         The detail of the charge to income for staff severance indemnities is as follows:


         -----------------------------------------------------------------------------------------------------
                                                                                2002          2003
                                                                               ThCh$          ThCh$
         -----------------------------------------------------------------------------------------------------
         Operating costs and administration and selling                    2,700,342     2,420,410
         expenses
         -----------------------------------------------------------------------------------------------------
                         Total charge to income                            2,700,342     2,420,410
         -----------------------------------------------------------------------------------------------------
                                 Payments in the period                     (165,367)     (896,983)
         -----------------------------------------------------------------------------------------------------


19.      Minority interest:

         Minority interest includes recognition of the portion of equity and income of subsidiaries pertaining to third parties. The detail is as follows:


         ------------------------------------------------------------------------------------------------------------------
          Subsidiaries                                      Percentage           Participation           Participation
                                                             Minority              in equity         in net income (loss)
                                                             Interest               June 30,         for the period ended
                                                                                                           June 30,
                                                       --------------------------------------------------------------------
                                                          2002      2003       2002        2003        2002        2003
                                                           %          %        ThCh$       ThCh$       ThCh$      ThCh$
         ------------------------------------------------------------------------------------------------------------------
         Soc. Nacional de Procesamiento de Datos S.A.   40.01        -       36,890,372      -          574,690     -
         Administradora de Telepeajes de Chile S.A.     19.99      20.00        (74,380)     23,390      (8,355)    (6.288)
         CTC - Transmisiones Regionales S.A.             0.84       0.84        951,924   1,050,227      79,073    114.378
         Infoera S.A.                                    0.01       0.01             (3)     -                1     -
         Fundacion Telefonica                           50.00      50.00        146,192      89,694     (26,933)   (95.771)
         Tecnonautica S.A.                               0.01       0.00            (14)     -               (2)    -
         Comunicaciones Mundiales                          -        0.34         -            5,444       -            180
         ------------------------------------------------------------------------------------------------------------------
                                                              Total          37.914.091   1,168,755     618,474     12,499
         ------------------------------------------------------------------------------------------------------------------


                                                                             36
          ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

         20.      Shareholders' Equity

         During the 2002 and 2003 periods, changes in shareholders' equity accounts are as follows:



                                                                                  Price-level
                                                                   Paid-in        Restatement Contributed     Other     Retained
                                                                   capital                      surplus     reserves    earnings
                                                                ---------------   ----------- -----------  ---------- ------------
                                                                 ThCh$               ThCh$       ThCh$        ThCh$       ThCh$
                             2002
---------------------------------------------------------

Balances as of December 31, 2001                                   715,017,592         -      111,177,044  1,536,666  435,806,854
Transfer of 2001 net income to retained earnings                   -                   -           -            -       4,111,658
Absorption of accumulated deficit development period               -                   -           -            -        (371,667)
Final dividend 2001                                                -                   -           -            -      (1,233,497)
Adjustment of foreign investment conversion reserve                -                   -           -          23,600          -
Price-level restatement                                            -               4,290,106      667,063      9,220    2,636,420
Net income for the period                                          -                   -           -            -           -

                                                                ---------------   ----------- -----------  ---------- ------------
Balance as of June 30, 2002                                        715,017,592     4,290,106  111,844,107  1,569,486  440,949,768
                                                                ---------------   ----------- -----------  ---------- ------------
Restated balances as of June 30, 2003                              740,128,498     4,440,771  115,771,992  1,624,605  456,435,603
                                                                ---------------   ----------- -----------  ---------- ------------


                             2003
---------------------------------------------------------

Balances as of December 31, 2002                                   736,468,120         -      114,512,356  1,924,736  451,465,216
Transfer of 2002 loss to retained earnings                         -                   -           -            -     (17,680,376)
Adjustment of foreign investment conversion reserve                -                   -           -        (303,991)         -
Price-level restatement                                            -               8,101,149    1,259,636     21,172    4,771,634
Net income for the period                                          -                   -           -            -           -

                                                                ---------------   ----------- -----------  ---------- ------------
Balance as of June 30, 2003                                        736,468,120     8,101,149  115,771,992  1,641,917  438,556,474
                                                                ---------------   ----------- -----------  ---------- ------------



                                                                       Accumulated            Net (loss)
                                                                         deficit                income
                                                                       development                for                  Total
                                                                         period               the period        shareholders'equity
                                                                    --------------------  -------------------   -------------------
                                                                           ThCh$                 ThCh$                 ThCh$
2002
-----------------------------------------------------

Balances as of December 31, 2001                                         (371,667)              4,111,658         1,267,278,147
Transfer of 2001 net income to retained earnings                                -              (4,111,658)                    -
Absorption of accumulated deficit development period                      371,667                       -                     -
Final dividend 2001                                                             -                       -            (1,233,497)
Adjustment of foreign investment conversion reserve                             -                       -                23,600
Price-level restatement                                                         -                                     7,602,809
Net income for the period                                                       -               1,335,145             1,335,145

                                                                                           --------------        --------------
Balance as of June 30, 2002                                                     -               1,335,145         1,275,006,204
                                                                                           --------------        --------------
Restated balances as of June 30, 2003                                           -               1,382,035         1,319,783,504
                                                                                           --------------        --------------


2003
-----------------------------------------------------

Balances as of December 31, 2002                                                -             (17,680,376)        1,286,690,052
Transfer of 2002 loss to retained earnings                                      -              17,680,376                     -
Adjustment of foreign investment conversion reserve                             -                       -              (303,991)
Price-level restatement                                                         -                       -            14,153,591
Net income for the period                                                       -               8,216,694             8,216,694

                                                                       ----------          --------------        --------------
Balance as of June 30, 2003                                                     -               8,216,694         1,308,756,346
                                                                       ----------          --------------        --------------


       -----------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


         20.      Shareholders' Equity, continued:

                  (a)      Paid-in capital:

                  As of June 30, 2003, the Company's paid-in capital is as follows:

Number of shares:
----------------------------------------------------------------------------------------------------------
                 Series                    No. of subscribed    No. of paid shares    No. of shares with
                                                 shares                                 voting rights
----------------------------------------------------------------------------------------------------------
                    A                         873,995,447           873,995,447          873,995,447
                    B                          83,161,638            83,161,638           83,161,638

----------------------------------------------------------------------------------------------------------


Paid-in capital:
----------------------------------------------------------------------------------------------------------
                            Series                                  Subscribed             Paid-in
                                                                      Capital              Capital
                                                                       ThCh$                ThCh$
----------------------------------------------------------------------------------------------------------
                              A                                     672,480,822          672,480,822
                              B                                      63,987,298           63,987,298

----------------------------------------------------------------------------------------------------------

       (b) Shareholder distribution:

In accordance with Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the distribution of shareholders based on their participation in the Company as of June 30, 2003 is as follows:


--------------------------------------------------------------- ---------------------- --------------------
                                                                 Percentage of Total        Number of
                                                                      holdings            shareholders
                     Type of shareholder                                  %
--------------------------------------------------------------- ---------------------- --------------------
10% holding or more                                                       63.24                    2
Less than 10% holding:
  Investment equal to or exceeding UF 200                                 36.03                2,396
  Investment under UF 200                                                  0.73               11,926
--------------------------------------------------------------- ---------------------- --------------------
                            Total                                        100.00               14,324
--------------------------------------------------------------- ---------------------- --------------------

Company controller                                                        43.64                    1
--------------------------------------------------------------- ---------------------- --------------------

(c)      Dividend policy:

         As established in Law No. 18,046, except otherwise agreed upon at the General Shareholders' Meeting with the unanimous vote of the outstanding shares, when there is net income, at least 30% should be distributed as dividends.

         On April 5, 2002, the General Shareholders' Meeting agreed to pay a dividend of ThCh$1,233,497 (historical) out of retained earnings and which was paid on May 15, 2002.

         On April 4, 2003, the General Shareholders' Meeting was informed of the dividend distribution policy proposed by the Board of Directors for 2003.

         Distribution for 2003, of at least 30% of net income of the same year - percentage equal to that required by law - by means of a final dividend in May 2004, which will be proposed at the corresponding General Shareholders' Meeting.

               --------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


         20.      Shareholders' Equity, continued:

                  (d)      Other reserves:

             In 1994 the Company set up a reserve for the purchase of Invercom S.A. and Instacom S.A., in 1998 for the purchase of Sonda S.A. and its subsidiaries and, since 2001, for the adjustment of Consorcio Telefonica de Brasil Celular Holding.


             --------------------------------------------------------------------------------------------------------------

                                                                                             Net          Balance as of
                                                                                           Movement       June 30, 2003
                                                                          Amount            ThCh$            ThCh$
                                                                                          ---------------------------------
                                           Company                December   Price-level
                                                                  31, 2002   restatement
                                                                    ThCh$       ThCh$
             --------------------------------------------------------------------------------------------------------------
             96.720.710-1 Invercom S.A.                               41,007          451      -                41,458
             84.119.600-7 Instacom S.A.                               15,726          173      -                15,899

             83.628.100-4 Sonda S.A.                               1,401,666       15,418    (103,422)(1)    1,313,662

             Foreign      TBS Participacion S.A.                     466,337        5,130    (200,569)(1)      270,898
             --------------------------------------------------------------------------------------------------------------
                                           Total                   1,924,736       21,172    (303,991)       1,641,917
             --------------------------------------------------------------------------------------------------------------

         (1) This movement corresponds to the net effect of the adjustment for conversion differences in accordance with Technical Bulletin No. 64 issued by the Chilean Accountants' Association.

(e)      Subsidiary development stage deficit:

         The General Ordinary Shareholders' Meeting held on April 5, 2002 approved absorption of the accumulated deficit in the development period as of December 31, 2001, for the subsidiaries Telefonica Gestion de Servicios Compartidos S.A. and Infoera S.A.

             ------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

21.      Income and Expenses:

         (a)      Operating revenues and expenses:

         The detail of operating revenue and expenses is as follows:


---------------------------------------------------------- ------------------------- -------------------------
                                                                    2002                      2003
                                                                    ThCh$                     ThCh$
---------------------------------------------------------- ------------------------- -------------------------
Operating revenues
   Revenues from sale of services                                   401,625,598               365,031,350
   Revenues from sale of equipment and projects                      33,466,552                35,277,961
Total operating revenues                                            435,092,150               400,309,311

   Depreciation and amortization                                    132,791,579               131,022,817
   Salaries and employee benefits                                    44,506,448                29,611,435
   Cost of long distance services and interconnections               29,902,646                37,498,420
   Cost of sales of equipment and projects                           18,465,380                21,093,966
   Provision for doubtful accounts                                   10,443,593                14,725,569
   Contracts with third parties                                      22,333,367                18,280,988
   Cost of sales of information technology development               11,044,977                   -
   Vehicle, office and equipment rentals                              6,493,295                 5,137,610
   Materials (includes obsolescence provisions)                       3,383,892                 1,101,018
   Pole rentals                                                       2,755,940                 2,115,203
   Telephone directory printing                                       2,472,412                 2,607,958
   Others                                                            15,453,992                13,012,724
---------------------------------------------------------- ------------------------- -------------------------
 Total operating costs                                              300,047,521               276,207,708
---------------------------------------------------------- ------------------------- -------------------------
Gross profit                                                        135,044,629               124,101,603
---------------------------------------------------------- ------------------------- -------------------------

         Depreciation includes ThCh$ 8,860,445 and ThCh$ 9,802,721 in 2002 and 2003, respectively, for capitalized interest.

(b) Other non-operating income: The breakdown of other non-operating income is as follows:


                                                                          2002               2003
                                                                         ThCh$              ThCh$
------------------------------------------------------------------- ------------------ ------------------
Other Income

Provision for adjustment to market value for Terra Network                 -               3,374,506
Penalties on suppliers and indemnities                                     22,241            994,116
Net gain on sale of shares                                              2,079,431             -
Final compensatory indemnity for termination of Publiguias
contract                                                                   -               1,570,690
Real estate rental                                                         12,505             -
Sale of materials                                                         156,146             -
Net revenues from sale of assets                                          543,337             -
Recovery of insurance indemnity                                            -                  86,325
Reversal of customs trial case provision                                   -                 300,000
Dividends received                                                        174,483             -
Others                                                                    678,434            430,066
------------------------------------------------------------------- ------------------ ------------------
Total                                                                   3,666,577          6,755,703
------------------------------------------------------------------- ------------------ ------------------


              ---------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

21.      Income and Expenses continued:

       (c)    Other non-operating expenses:
              The detail of other non-operating expenses is as follows:


----------------------------------------------------------------- -------------------- --------------------
                                                                         2002                 2003
                                                                        ThCh$                ThCh$

----------------------------------------------------------------- -------------------- --------------------
Other Expenses:

Lawsuit indemnities and other provisions                                1,804,229            1,053,922
Depreciation and retirement of out of service property, plant
and equipment (1)                                                         788,099            2,006,239
Loss on sale of property, plant and equipment                             348,989               -
Under provided taxes                                                      188,978               -
Provision for decrease in market value - Terra Networks S.A.            4,464,603               -
Difference in tax recovery                                                543,429               -
Donations                                                                  -                    83,959
Loss due to accident to assets                                             -                    81,792
Others                                                                  1,597,563            1,270,391
----------------------------------------------------------------- -------------------- --------------------
Total                                                                   9,735,890            4,496,303
----------------------------------------------------------------- -------------------- --------------------

(1) This account is mainly for depreciation of the Cable TV network in La Serena and Concepcion (assets that are temporarily out of service) which were not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

             -----------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


22. Price-level restatement:

         The detail of price-level restatement is as follows:


 -----------------------------------------------------------------------------------------------------------
               Assets (Charges) Credits                 Indexation          2002               2003
                                                                            ThCh$              ThCh$
 -----------------------------------------------------------------------------------------------------------
 Inventories                                              C.P.I.              283,789             51,119
 Prepaid expenses                                         C.P.I.            (125,101)              4,785
 Prepaid expenses                                          U.F.                   -               13,903
 Other current assets                                     C.P.I.              460,735            419,435
 Other current assets                                      U.F.             1,708,137        (6,455,221)
 Short and long-term deferred taxes                       C.P.I.            1,082,561          1,618,820
 Property, plant and equipment                            C.P.I.            9,331,944         21,312,777
 Investments in related companies                         C.P.I.               80,470            452,064
 Goodwill                                                 C.P.I.            1,269,621          1,985,095
 Long-term receivables                                    C.P.I.                  327        (1,366,431)
 Long-term receivables                                     U.F.           (1,159,603)                -
 Other long-term assets                                   C.P.I.              157,136            381,906
 Other long-term assets                                    U.F.             1,194,872          2,443,288
 Expense accounts                                         C.P.I.            2,547,495          1,689,674
 -----------------------------------------------------------------------------------------------------------
                    Total Credits                                          16,832,383         22,551,214
 -----------------------------------------------------------------------------------------------------------


 -----------------------------------------------------------------------------------------------------------
 Liabilities - Shareholders' Equity (Charges) Credits   Indexation          2002               2003
                                                                            ThCh$              ThCh$
 -----------------------------------------------------------------------------------------------------------
 Short-term obligations                                   C.P.I.            (166,853)             17,220
 Short-term obligations                                    U.F.           (5,023,410)        (3,287,423)
 Long-term obligations                                    C.P.I.            (276,184)           (13,611)
 Long-term obligations                                     U.F.           (3,988,704)        (3,774,932)
 Shareholders' equity                                     C.P.I.          (7,869,814)       (14,153,591)
 Revenue accounts                                         C.P.I.          (3,193,926)        (2,607,339)
 -----------------------------------------------------------------------------------------------------------
                    Total Charges                                        (20,518,891)       (23,819,676)
 -----------------------------------------------------------------------------------------------------------

 -----------------------------------------------------                --------------------------------------
 Loss from price-level restatement, net                                   (3,686,508)        (1,268,462)
 -----------------------------------------------------                --------------------------------------


                  --------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


23.      Exchange differences:

         The detail of exchange differences is as follows:


----------------------------------------------------------------------------------------------------------------
               Assets (Charges) Credits                   Currency            2002                2003
                                                                             ThCh$                ThCh$
-------------------------------------------------------------------------------------------------------------
Inventories                                                 US$                29,106               -
Other current assets                                        US$            23,069,130        (10,616,757)
Other current assets                                        EURO             (266,177)           234,275
Long-term receivables                                       US$            11,945,556          3,601,444
Long-term receivables                                       EURO                -             (5,419,332)
Other long-term assets                                      US$            (2,558,672)           (63,428)
Other long-term assets                                      EURO              106,290             21,395
----------------------------------------------------------------------------------------------------------------
               Total (Charges) Credits                                     32,325,233        (12,242,403)
----------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------
Liabilities (Charges) Credits                             Currency            2002                2003
                                                                             ThCh$                ThCh$
----------------------------------------------------------------------------------------------------------------
Short-term obligations                                      US$             (825,640)         (10,900,096)
Short-term obligations                                      EURO            8,785,702            (187,534)
Long-term obligations                                       US$          (34,155,650)           19,032,471
Long-term obligations                                       EURO          (8,159,086)            5,250,065
----------------------------------------------------------------------------------------------------------------
               Total Credits (Charges)                                   (34,354,674)           13,194,906
----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------                -----------------------------------------
Income (loss), net, from exchange differences                             (2,029,441)              952,503
-------------------------------------------------------                -----------------------------------------


          ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


24.      Issuance and placement of shares and debt expense:

         The detail of this item is as follows:


-----------------------------------------------------------------------------------------------------------------
                                                            Short-term                      Long-term
                                                   --------------------------------------------------------------
                                                        2002           2003            2002           2003
                                                        ThCh$           ThCh$          ThCh$           ThCh$
-----------------------------------------------------------------------------------------------------------------
Disbursements made for issuance of bond placement     1,875,982      1,689,029       5,480,883      3,141,017
Higher discount rate of bonds to be amortized         1,217,626        540,302       6,855,059      3,690,153
Disbursements for emission of bonds to be
amortized                                                 -            105,860           -              -
-----------------------------------------------------------------------------------------------------------------
                                         Total        3,093,608      2,335,191      12,335,942      6,831,170
-----------------------------------------------------------------------------------------------------------------


These items are classified in Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective bonds, as described in Note 16 "Obligation with the public".

25.  Cash Flows:

     Financing and investment activities that did not generate cash flows during the period, but that involve future cash flows are as follows:

     a) Financing activities: The detail of financing activities that commit future cash flows is as follows:
          Obligations with banks and financial            - see notes 14 and 15
          institutions
          Bonds payable                                   - see note 16
     b) Investment Activities: Investment activities that commit future cash flows are as follows:


---------------------------------------------------------- ------------------------- ------------------
                                                                   Maturity                ThCh$
---------------------------------------------------------- ------------------------- ------------------
  Other investment income from maturity of Zeros:                    2004                  6,911,910
                                                                     2005                 21,181,994
---------------------------------------------------------- ------------------------- ------------------

               ---------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)


26.      Derivative Contracts:

         The breakdown of derivative contracts is as follows:



----------------------------------------------------------------------------------------------------------------------------------
    TYPE OF          TYPE OF
   DERIVATIVE       CONTRACT
                                 ----------------------------------------------------------------------------------------------
                                  CONTRACT            MATURITY           SPECIFIC    PURCHASE    PROTECTED ITEM
                                    VALUE                OR                ITEM        SALE      OR TRANSACTION
                                                       EXPIRY                        POSITION   ----------------------------------
                                                                                                     NAME             AMOUNT

----------------------------------------------------------------------------------------------------------------------------------

       FR             CCPE         164,600,000     III Quart. 2003    Exchange rate      P        Oblig. in US$     164,600,000

       FR             CCPE         216,300,000      IV Quart. 2003    Exchange rate      P        Oblig. in US$     216,300,000

       FR             CCPE         213,700,000       I Quart. 2004    Exchange rate      P        Oblig. in US$     213,700,000

       FR             CCPE         164,284,132      II Quart. 2004    Exchange rate      P        Oblig. in US$     164,284,132

       FR             CCPE         118,000,000     III Quart. 2004    Exchange rate      P        Oblig. in US$     118,000,000

       FR             CCPE          40,000,000      IV Quart. 2004    Exchange rate      P        Oblig. in US$      40,000,000

       FR             CCPE          15,000,000       I Quart. 2005    Exchange rate      P        Oblig. in US$      15,000,000

       FR             CCPE          25,000,000      II Quart. 2005    Exchange rate      P        Oblig. in US$      25,000,000

       FR             CCPE          19,000,000     III Quart. 2006    Exchange rate      P        Oblig. in US$      19,000,000

       FR             CCPE         139,000,000     III Quart. 2004    Exchange rate      P        Oblig. in EURO    139,000,000

       FR             CCPE          22,000,000     III Quart. 2003    Exchange rate      P        Oblig. in US$      22,000,000

       FR             CCPE          13,000,000       I Quart. 2004    Exchange rate      P        Oblig. in US$      13,000,000

       FR             CCPE          46,000,000      II Quart. 2004    Exchange rate      P        Oblig. in US$      46,000,000



Zero Cost Collar      CCPE         225,000,000      IV Quart. 2003    Interest rate      P        Oblig. in US$     225,000,000

       S              CCPE         150,000,000     III Quart. 2003    Interest rate      P        Oblig. in US$     150,000,000

       S              CCPE         100,000,000     III Quart. 2004    Interest rate      P        Oblig. in EURO    100,000,000


----------------------------------------------------------------------------------------------------------------------------------

Income to be deferred for exchange insurance to be amortized
Costs to be deferred for exchange insurance to be amortized
Exchange insurance expired during the year ( net )
----------------------------------------------------------------------------------------------------------------------------------

                               Total
----------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------
    TYPE OF                 VALUE                                       AFFECTED ACCOUNTS
   DERIVATIVE                 OF
                          PROTECTED      -------------------------------------------------------------------------------
                             ITEM
                                                      ASSET / LIABILITY                      EFFECT ON INCOME
                                                ------------------------------------------------------------------------
                            ThCh$              NAME             AMOUNT              REALIZED            UNREALIZED
                                                                 ThCh$                                    ThCh$
------------------------------------------------------------------------------------------------------------------------

       FR                115,075,152            asset           115,075,152             -              (4,677,521)
                                              liability        (117,423,316)
       FR                151,219,656            asset           151,219,656             -              (6,323,297)
                                              liability        (155,853,362)
       FR                149,401,944            asset           149,401,944             -              (6,643,393)
                                              liability        (155,795,842)
       FR                114,854,322            asset           114,854,322             -              (2,611,214)
                                              liability        (116,900,402)
       FR                 82,496,160            asset            82,496,160             -              (2,355,307)
                                              liability         (87,241,432)
       FR                 27,964,800            asset            27,964,800             -              (1,131,744)
                                              liability         (29,851,001)
       FR                 10,486,800            asset            10,486,800             -                (412,947)
                                              liability         (10,808,392)
       FR                 17,478,000            asset            17,478,000             -                (691,471)
                                              liability         (18,022,077)
       FR                 13,283,280            asset            13,283,280             -                (541,719)
                                              liability         (13,179,884)
       FR                111,736,540            asset           111,736,540             -               9,959,181
                                              liability        (101,409,733)
       FR                 15,380,640            asset            15,380,640             -                (428,780)
                                              liability         (15,801,670)
       FR                  9,088,560            asset             9,088,560             -                (177,590)
                                              liability          (9,454,580)
       FR                 32,159,520            asset            32,159,520             -                (792,660)
                                              liability         (33,568,370)


Zero Cost Collar               -               asset             (1,240,212)       (2,056,709)         (1,240,212)

       S                       -               asset                (85,739)            -                 (85,739)

       S                       -               asset              3,285,254        (1,530,533)          1,634,026

------------------------------------------------------------------------------------------------------------------
Income to be deferred for exchange            liability          (1,527,739)          115,672           1,554,660
insurance to be amortized Costs to be           asset             1,610,259          (533,739)         (1,073,495)
deferred for exchange insurance to be
amortizedExchange insurance expired during
the year ( net )                                                                     (518,123)                 -
-------------------------------------------------------------------------------------------------------------------

                               Total                                               (4,523,432)        (16,039,222)
--------------------------------------------------------------------------------------------------------------------


Types of derivatives:                   Type of Contract:

FR: Forward                             CCPE: Hedge contract for existing items
S : Swap



                                                                              45
          -----------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------

27.   Contingencies and restrictions:

      a)    Lawsuits:

            (i) Complaint filed by Profesionales Temporales Ltda (Protempore Ltda.):

                  On January 2, 1998, the Company was notified of a complaint filed by Protempore Ltda. with the 15th Civil Court of Santiago for cancellation of contract with damage indemnity amounting to ThCh$ 7,885,711.

                  By sentence dated June 28, 2002, the court rejected all parts of the complaint and damage indemnity filed by Protempore and accepted the counterclaim filed by Telefonica CTC Chile, declaring cancellation of the contracts due to non-compliance by the former, sentencing them to indemnify all payments made by the Company as a consequence of their non-compliance. Protempore filed a motion to vacate and appeal against this sentence, which is underway (Case No. 4958-1997).

            (ii)  Complaint filed by VTR Telefonica S.A.:

                  On June 30, 2000 VTR Telefonica S.A. filed a complaint in plenary suit for pesos charged for access charges of Ch$ 2,203 million, based on the differences that would originate when access charge rates were reduced due to the dictation of Tariff Decree No. 187 of Telefonica CTC. The first instance sentence accepted VTR's complaint and compensation alleged by Telefonica CTS. The Company filed a motion to vacate and appeal that is currently underway.

            (iii) Labor lawsuits:

                  In the normal course of business of the Company there have been labor lawsuits filed against it.

                  To date, among others, there are certain labor lawsuits involving 27 former employees who claim wrongful dismissal. These employees did not sign releases or receive staff severance indemnities. First instance sentences have been handed down in two of these lawsuits, accepting the complaint. They have been appealed by the Company. The Company has obtained favorable sentencing in a third lawsuit, with the Supreme Court ratifying a previous verdict by the Court of Appeals of Concepcion which accepted the Company's arguments.

                  In addition there are other lawsuits involving 116 former employees who have been paid their staff severance indemnities and have signed their releases, who in spite of having accepted voluntary retirement plans or having been terminated due to the Company's needs, intend to obtain a declaration of nullity. Of these lawsuits, two have been decided in favor of the Company, rejecting the nullity.

                  Certain labor union have filed complaints before the Santiago Labor Courts, requesting indemnity for various concepts.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


27.   Contingencies and restrictions, continued:

      In Management's opinion and that of in house legal counsel, the risk of the Company being obliged to pay indemnities in the amounts claimed in the lawsuits mentioned previously is remote. Management considers it improbable that the Company's revenues and shareholders' equity will be significantly affected by these loss contingencies. Therefore no provision has been set up in connection with the indemnities claimed.

            (iv)  Complaint against the Chilean Government:

                  Telefonica CTC Chile continued its efforts to have illegalities incurred in drafting Decree 187 which set its rates corrected. The presentation of an administrative replacement recourse is emphasized. Subsequent to the negative response from the Authority, Telefonica CTC Chile filed an indemnity complaint against the Government for illegalities incurred in the process of setting rates

                  The complaint was for US$274 million, plus readjustments and interest, and covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

                  The Third Civil Court of Santiago accepted the complaint, and notified the Government. Once the answer from the Government had been received, as well as the answer and rejoinder with which the discussion period ends, the Court of Justice dictated the writ of evidence, setting the pertinent, substantial and disputed evidence. To date the complaint is at the evidence stage, within which Telefonica CTC Chile has rendered abundant testimonial evidence.

            (v)   Manquehue Net:

                  On June 24, 2003, Telefonica CTC Chile filed a petition for forced compliance with contract with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Rio against Manquehue Net, in the amount of Ch $ 3,647,689,175 in addition to those accrued during the substantiation process. Likewise and on the same date, Manquehue Net filed a petition for discount compliance (in the amount of UF 107,000), in addition to a petition of obligation to perform (signing of 700 service contracts). Regarding both petitions, the Arbitrator conceded transfer on June 25, 2003. The parties were subsequently notified.


      b)    Financial covenants:

             In order to develop its investment plans, the Company has obtained financing both from the local market and the foreign market (Notes 14, 15 and 16), that establish among others: maximum debt clauses for the Company, interest cover and cash flow.

             The maximum debt ratio for these contracts is 1.60, while the interest coverage ratio cannot be less than 3.00 and, lastly, the cash flows ratio must be equal to or exceed 0.166.

             Non compliance with these clauses implies that all obligations assumed in those financing contracts will become due.

             As of June 30 2003, the Company meets all financial covenants.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


27.   Contingencies and restrictions, continued:

      c)    Contracts with Sonda S.A.

            In September 2002, Telefonica CTC Chile through its subsidiary Telefonica Empresas, sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andres Navarro. In addition, the Company signed an agreement with Inversiones Santa Isabel Limitada, which grants various rights and obligations to both parties in the sales option for the remaining 35% of Sonda, which are detailed in note 2d.

28.   Third party guarantees:

      a)    Purchase of VTR L.D. S.A.

            In relation to the purchase of VTR L.D. S.A. (CTC Globus S.A.), VTR S.A. (in which Telefonica CTC Chile S.A. does not participate), declared that regarding any contingency that originated before the purchase and sale contract (dated October 14, 1998) and that was not declared at that time, VTR S.A. shall be solely and exclusively responsible for settling it up to approximately US$10 million, granting guarantees to cover said contingencies. Those guarantees expired on March 27, 2001.

            On December 26, 2001 the parties renewed the guarantees for US$ 2.5 million, and which expire on December 27, 2003.

On June 14, 2002, the parties signed a release which resulted in a payment by VTR S.A. amounting to US$ 2 million.

      b)    Commitment to sell ownership in Sonda S.A.

            Inversiones Santa Isabel Limitada, signed an agreement with Telefonica Empresas that give it a sales option for 35% of Sonda (as described in note 2d). To guarantee faithful and timely compliance with the obligations derived from the option contract, Inversiones Santa Isabel Limitada issued bank guarantees in favor of Telefonica Empresas for UF 1,983,185. These guarantees will remain in custody until August 26, 2003 and must be renewed within the following 20 days for UF 2,003,260, bearing in mind that they must be sight and renewed with a maturity date of September 26, 2004. Subsequently, during September 2004 they must once again be renewed until Sept 26, 2005 for UF 2,048,885 with an execution procedure similar to the one previously described.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

29.   Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

------------------------------------------------------------------------------------------------------------------------------

 Description                                                       Currency                      2002                   2003
                                                                                                 ThCh$                  ThCh$
------------------------------------------------------------------------------------------------------------------------------
Total  current assets:                                                                        654,271,625          405,688,707

      Cash                                                     Non-indexed Ch$                 11,869,155            9,087,233
                                                               Dollars                          2,258,264            1,162,739
                                                               Euros                              199,673              117,815
      Time deposits                                            Indexed Ch$                        264,745              267,769
                                                               Non-indexed Ch$                 13,419,472                    -
                                                               Dollars                             17,875                    -
      Marketable securities                                    Indexed Ch$                        141,745              137,216
                                                               Non-indexed Ch$                  2,233,004                    -
                                                               Dollars                         58,787,788           29,197,847
                                                               Euros                           12,115,171           13,110,151
                                                               Other currencies                   132,479                    -
      Notes and accounts receivable               (a)          Indexed Ch$                      5,670,933            1,065,569
                                                               Non-indexed Ch$                276,437,565          221,814,727
                                                               Dollars                          4,110,025                    -
      Notes and accounts receivable from related companies     Indexed Ch$                              -            1,078,721
                                                               Non-indexed Ch$                  7,955,736            6,112,747
                                                               Dollars                         11,870,536           11,459,928
      Other current assets                        (b)          Indexed Ch$                     75,682,782           61,745,691
                                                               Non-indexed Ch$                 97,776,366           40,921,405
                                                               Dollars                         72,831,162            7,956,932
                                                               Euros                              497,149              452,217
 Total property, plant and equipment :                                                      2,054,080,174        1,899,902,489
       Property, plant and equipment and
       accumulated depreciation
                                                               Indexed Ch$                  2,054,080,174        1,899,902,489
 Total other long-term assets                                                                 305,336,242          298,240,614
      Investment in related companies                          Indexed Ch$                      9,403,167           41,427,201
                                                               Dollars                          4,776,927                    -
      Investment in other companies                            Indexed Ch$                          3,858                3,858
                                                               Dollars                              7,123                    -
      Goodwill                                                 Indexed Ch$                    203,688,717          173,843,984
                                                               Non-indexed Ch$                     47,006                    -
      Other long-term assets                      (c)          Indexed Ch$                     43,305,111           50,567,363
                                                               Non-indexed Ch$                 11,588,953            2,816,368
                                                               Dollars                         31,935,373           29,517,503
                                                               Euros                              580,007               64,337
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                3,013,688,041        2,603,831,810
------------------------------------------------------------------------------------------------------------------------------
                                                               Indexed Ch$                  2,392,241,232        2,230,039,861
                                                               Non-indexed Ch$                421,327,257          280,752,480
                                                               Dollars                        186,595,073           79,294,949
                                                               Euros                           13,392,000           13,744,520
                                                               Other currencies                   132,479                    -

(a) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Misellaneous Accounts Receivable.

(b) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c) Includes the following balance sheet accounts:Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Amortization and Others.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

29.   Local and foreign currency, continued

       A summary of the current liabilities in local and foreign currency is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Up to 90 days                  90 days up to 1 year
                                               ------------------------------------------------------------------------------------

         DESCRIPTION             Currency             2002                   2003                2002                 2003
                                               ------------------------------------------------------------------------------------
                                                             Average              Average              Average              Average
                                                Amount       annual      Amount   annual     Amount     annual    Amount    annual
                                                            interest             interest              interest            interest
                                                 ThCh$         %         ThCh$      %        ThCh$        %        ThCh$      %
-----------------------------------------------------------------------------------------------------------------------------------
Short-term obligations
with banks and financial
institutions                 Indexed Ch$          9,319,258    2.48    9,299,134   3.36      8,833,895    5.47            -       -
                             Non-indexed Ch$     14,523,570    2.32            -      -              -       -            -       -
                             Dollars              1,290,504   21.55            -      -      1,481,935    7.82

Short-term portion of
obligations with banks and
financial institutions       Indexed Ch$         16,631,843    2.34      458,216   3.60              -       -   30,145,813    3.60
                             $ no reajustable             -       -    9,834,890   3.54              -       -            -       -
                             Dollars            153,566,683    3.16    9,729,717   2.00      3,824,749    8.59   17,478,000    1.89

Obligations with the
public (Promissory notes)    Non-indexed Ch$              -       -   19,783,488   3.40              -       -

Obligations with the
public (Bonds payable)       Indexed Ch$          5,226,212    6.75    1,682,208   5.80     20,315,757    5.94    1,403,736    5.80
                             Dollars             10,942,871       -   10,599,153      -              -       -
                             Euros                6,174,344       -    5,446,422      -              -       -            -       -

Long-term obligations
maturing within a year       Indexed Ch$            472,615    9.40      417,338   8.95         33,115    8.51       53,218    8.84
                             Non-indexed Ch$         20,911       -            -      -              -       -

Notes and accounts payable
to related parties           Indexed Ch$          9,024,621       -            -      -              -       -            -       -
                             Non-indexed Ch$      7,919,267       -   13,638,297      -              -       -    8,317,745
                             Dollars                112,841       -            -      -              -       -       25,400       -

Other current liabilities
(d)                          Indexed Ch$          2,240,067       -   24,089,605      -      6,428,685       -      258,713       -
                             Non-indexed Ch$    198,641,451       -  144,531,038      -      3,178,844       -      200,119       -
                             Dollars              8,004,861       -   10,390,879      -        475,815       -

------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                       444,111,919          259,900,385            44,572,795           57,882,744
------------------------------------------------------------------------------------------------------------------------------------

Subtotal by currency         Indexed Ch$         42,914,616           35,946,501            35,611,452           31,861,480
                             Non-indexed Ch$    221,105,199          187,787,713             3,178,844            8,517,864
                             Dollars            173,917,760           30,719,749             5,782,499           17,503,400
                             Euros                6,174,344            5,446,422                     -                     -

(d) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATEDD FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

29.   Local and foreign currency, continued


          A summary of the long-term liabilities in local and foreign currency is as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                     1 to 3 years                   3 to 5 years
                                                            -----------------------------   -----------------------------
                                                                        2002                           2002
                                                            -----------------------------   -----------------------------
                                                                                Average                        Average
                                                                                 annual                        annual
                                                                                interest                      interest
                                                                Amount            rate          Amount          rate
                                                            ------------      -----------    ----------      ----------
                                                                ThCh$              %            ThCh$             %

   LONG-TERM LIABILITIES

     Obligations with banks and
          financial institutions          Indexed Ch$           60,184,667       8.00                    0           -
                                          Non-indexed Ch$            7,835      11.75               13,532       11.75
                                          Dollars              303,745,597       2.71          107,359,435        2.91
     Bonds payable                        Indexed Ch$           34,123,002       6.06           27,582,026        6.18
                                          Dollars              142,442,764       8.38          142,442,764        7.63
                                          Euros                127,054,847       5.38                    0           -
     Other long-term liabilities     (e)  Indexed Ch$            2,906,378        -              4,843,322           -
                                          Non-indexed Ch$        4,466,400        -              3,341,744           -
                                          Dollars               23,727,677       3.00                    0           -

-----------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                    698,659,167                     285,582,823
-----------------------------------------------------------------------------------------------------------------------

Subtotal by currency                      Indexed Ch$           97,214,047                      32,425,348
                                          Non-indexed Ch$        4,474,235                       3,355,276
                                          Dollars              469,916,038                     249,802,199
                                          Euros                127,054,847                               -



-----------------------------------------------------------------------------------------------------------------------
                                                                 5 to 10 years                      over 10 years
                                                         --------------------------------    --------------------------
                                                                    2002                               2002
                                                         --------------------------------    --------------------------
                                                                                Average                         Tasa
                                                                                annual                        interes
                                                                               interest                       promedio
                                                             Amount              rate           Monto           anual
                                                         --------------       -----------    ------------    ----------
                                                              ThCh$                 %              M$             %
   LONG-TERM LIABILITIES

     Obligations with banks and
          financial institutions          Indexed Ch$                    0          -                    0           -
                                          Non-indexed Ch$           27,776      11.75                    0           -
                                          Dollars                        0          -                    0           -
     Bonds payable                        Indexed Ch$           44,308,136       6.32           63,766,367        6.55
                                          Dollars                        0          -                    0           -
                                          Euros                          0          -                    0           -
     Other long-term liabilities     (e)  Indexed Ch$           37,013,366          -            8,934,187           -
                                          Non-indexed Ch$        6,510,744          -           22,503,166           -
                                          Dollars                        0          -                    0           -

-----------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                     87,860,022                      95,203,720
-----------------------------------------------------------------------------------------------------------------------

Subtotal by currency                      Indexed Ch$           81,321,502                      72,700,554
                                          Non-indexed Ch$        6,538,520                      22,503,166
                                          Dollars                        -                               -
                                          Euros                          -                               -


----------------------------------------------------------------------------------------------------------------------
                                                                     1 to 3 years                   3 to 5 years
                                                            -----------------------------   --------------------------
                                                                        2002                           2002
                                                            -----------------------------   --------------------------
                                                                                Average                        Average
                                                                                 annual                        annual
                                                                                interest                      interest
                                                                Amount            rate          Amount          rate
                                                            ------------      -----------    ----------      ---------
                                                                ThCh$              %            ThCh$             %

 LONG-TERM LIABILITIES

   Obligations with banks and
        financial institutions         Indexed Ch$             30,145,813       3.60                   -             -
                                       Dollars                154,841,733       2.33         167,788,800          2.39
   Bonds payable                       Indexed Ch$              3,707,612       6.72           5,763,317          6.72
                                       Dollars                139,824,000       8.38         137,726,640          7.63
                                       Euros                  111,736,540       5.38                   -             -
   Other long-term liabilities   (e)   Indexed Ch$             13,787,481        -             7,286,636             -
                                       Non-indexed Ch$          1,880,159        -               457,573             -
                                       Dollars                 23,870,902       2.70                   -             -

----------------------------------------------------------------------------------------------------------------------
          TOTAL LONG-TERM LIABILITIES                         479,794,240                    319,022,966
----------------------------------------------------------------------------------------------------------------------

          Subtotal by currency         Indexed Ch$             47,640,906                     13,049,953
                                       Non-indexed Ch$          1,880,159                        457,573
                                       Dollars                318,536,635                    305,515,440
                                       Euros                  111,736,540                              -


----------------------------------------------------------------------------------------------------------------------
                                                                 5 to 10 years                         over 10 years
                                                         -----------------------------      --------------------------
                                                                    2002                              2002
                                                         -----------------------------      --------------------------
                                                                             Average                           Tasa
                                                                             annual                          interes
                                                                            interest                         promedio
                                                             Amount           rate             Monto           anual
                                                         --------------   ------------      ------------    ----------
                                                              ThCh$             %                M$             %

 LONG-TERM LIABILITIES

   Obligations with banks and
        financial institutions         Indexed Ch$                 -           -                        -           -
                                       Dollars            41,947,201         2.40                       -           -
   Bonds payable                       Indexed Ch$         7,819,023         6.72              65,085,102        6.72
                                       Dollars                     -            -                       -           -
                                       Euros                       -            -                       -           -
   Other long-term liabilities   (e)   Indexed Ch$         4,384,001            -              40,092,001           -
                                       Non-indexed Ch$     1,049,618            -              16,929,428           -
                                       Dollars                     -            -                       -           -

---------------------------------------------------------------------------------------------------------------------
          TOTAL LONG-TERM LIABILITIES                     55,199,843                          122,106,531
---------------------------------------------------------------------------------------------------------------------

                                                          12,203,024                          105,177,103
                                                           1,049,618                           16,929,428
                                                          41,947,201                                    -
                                                                   -                                    -

(e) Includes the following balance sheet accounts: Notes and accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred Taxes, Other Liabilities.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


30.   Sanctions:

      Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during the 2003 period.


31.   Subsequent Events:

      a)    Offer from Telefonica S.A. to purchase shares of Terra Networks

            On May 28, 2003 Telefonica S.A. announced an offer to purchase 100% of the shares of Terra Lycos. On July 10, 2003 the Board of Directors of CTC Transmisiones Regionales S.A. agreed to participate in the offer (OPA) and sell the 2,984,986 shares of Terra Networks S.A. it owns at a price of 5.25 euros per share.


      b)    Payment of eventual dividend and capitalization of Share Premium.

            The Extraordinary Shareholders' Meeting of Telefonica CTC Chile S.A. held on July 11, 2003, approved payment of an eventual dividend of Ch$17.5 per share to be charged to retained earnings at December 31, 2002. The dividend will be paid on July 30, 2003. Additionally, the Extraordinary Shareholders' Meeting approved modification of the bylaws to reflect the company's capital increase resulting from the capitalization of the "Share Premium" account.

      c)    Promise of Sale Contract with Isapre Consalud S.A.

            On July 23, 2003, Compania de Telecomunicaciones de Chile S.A. signed a Promise of Sale Contract with the Isapre Consalud S.A. group for 100% of the shares of Compania de Telecomunicaciones de Chile Isapre S.A. (Istel) for the equivalent in pesos of 9,175 Unidades de Fomento, which is subject to the results of a "due diligence" to be performed by the interested buyer. The final contract will be signed on September 1 of this year.


      d) In the period from July 1 to July 24, 2003, there have been no other significant subsequent events that affect these consolidated financial statements.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)
                                   ----------


32.   Environment:

      In management's opinion and in the opinion of in-house legal counsel, the nature of the Company's operations do not directly or indirectly affect the environment; therefore, as of the closing date of these consolidated financial statements, no resources have been committed or payments made for non-compliance of municipal ordinances or of those of other supervisory bodies.


33.   Accounts payable:

      The detail of the accounts payable balance is as follows:

     ---------------------------------------------------------------------------
                                                    2002              2003
                                                   ThCh$             ThCh$
     ---------------------------------------------------------------------------
     Suppliers
             Local                             117,469,817        96,557,976
             Foreign                             7,579,002        10,784,473
     Carrier service
             Local                               9,870,607         6,026,759
             Foreign                             1,096,734         1,163,523
     Accrual of completion percentage           27,072,286        13,785,496
     ---------------------------------------------------------------------------

                                     Total     163,088,446       128,318,227
     ---------------------------------------------------------------------------







       Alejandro Espinoza Querol                    Claudio Munoz Zuniga
           General Accountant                          General Manager

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES












       MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL
                         STATEMENTS AS OF JUNE 30, 2003

Management's Discussion and Analysis of the Consolidated Financial Statements 2

                                TABLE OF CONTENTS



1.    Highlights............................................................. 3

2     Volume statistics, property, plant & equipment and
      statements of income .................................................. 6

3.    ANALYSIS OF RESULTS FOR THE PERIOD

      3.1   Operating Income................................................. 8

      3.2   Non-operating Result............................................. 9

      3.3   Net Income for the Period....................................... 10

4.    Results by business area.............................................. 10

5.    Statement of cash flows............................................... 12

6.    Financial indicators.................................................. 13

7.    Explanation of the main differences between market or economic value and the book value of the Company's assets............................ 14

8.    Regulatory issues..................................................... 14

9.    Analysis of markets, competition and relative participation........... 17

10.   Analysis of market risk............................................... 21

Management's Discussion and Analysis of the Consolidated Financial Statements 3


1.   HIGHLIGHTS

      Results for the Period and Business Statistics for the Company

      As of June 30, 2003, Telefonica CTC Chile recorded consolidated net income of Ch$ 8,217 million, figure which compares positively with net income of Ch$ 1,382 million obtained as of June 30 of the previous year.

      At an operating level, the income of Telefonica CTC Chile reached Ch$ 60,327 million. It should be noted that for comparison purposes, the first half of 2002 includes the contribution of the subsidiary Sonda to the Company's consolidated income.

      For comparative purpose in the table below, the following financial statement line items are presented as described in Note 3 to the financial statements:

      Certain financial statement information presented as described and quantified in Note 3 (*)


                                   For the six month period
                                         Ended June 30,             VARIATION
                                      2002           2003                %

              Revenues               390,785       400,309             2.4%
              Costs                 (197,492)     (208,959)            5.8%
              EBITDA                 193,293       191,350            -1.0%
              Depreciation          (128,163)     (131,023)            2.2%
              Operating Income        65,130        60,327            -7.4%

      (*) For comparison purposes, 2002 excludes consolidated results of SONDA S.A.. SONDA S.A. has been presented in the financial statements of the Company since September 1, 2002 as an equity-method investee.

      Including the effects of Sonda, consolidated operating income decreased by 9.2% in relation to the first half of the previous year.

      Non-operating income at June 30,2003, shows a loss of Ch$ 35,398 million, a 33.5% drop in relation to the same period in the previous year, derived mainly from a decrease in price-level restatement, together with a decrease in the financial expenses associated to a lower level of debt and better financing conditions together with a drop in other non-operating revenues.

      Regarding business operating statistics, as of June 30, 2003, fixed telephone lines in service of Telefonica CTC Chile reached 2,566,384, a decrease of 7.0% in relation to June 30, 2002. ADSL customers in service increased to 84,202 a growth of 178.2 % in relation to the previous year. Mobile service customers reached 1,944,393, a growth of 13.7% compared to 2002. The long distance business experienced a drop in traffic of 12.5% in domestic long distance (DLD) and a growth of 2.3% in outgoing international long distance (ILD), of 322 million of minutes and 32 million of minutes, respectively, as of June 30, 2003. ATM links for corporate customers decreased by 8.1% whereas IP links grew by 256.0%.


      As of June 30, 2003, the corporation's payroll was 4,807 persons, representing a decrease of 39.0% in comparison to June 2002 (13.5% upon excluding the Sonda payroll in 2002).

Management's Discussion and Analysis of the Consolidated Financial Statements 4

         Tariff Setting Process for Telefonica CTC (Local Telephone Service)

         As an issue prior to the process of setting the rates for the services provided by Telefonica CTC, on January 13 of this year, Telefonica CTC Chile S.A. requested the pronouncement of the Antitrust Commission wish respect to decreeing freedom of rates in specific geographic areas, to define the telephone services which will be subject to rate regulation in areas where the market conditions are not sufficient to guarantee a freedom of rates regime and to determine that Telefonica CTC Chile S.A. has the right to offer alternative rate plans without prior authorization.

         On April 30, 2003, Telefonica CTC submitted to the Undersecretary of Telecommunications (Subtel) its proposal for the Technical Economic Basis for the Tariff Setting Study for services rendered by Telefonica CTC Chile to other public telephone service suppliers, to concessionaires of intermediate services, which provide long distance telephone services and to suppliers of complementary services.

         On May 20, 2003, the Atitrust Commission dictated Resolution No. 686 which defines the services subject to tariff setting by the Ministries of Economy and of Transportation and Telecommunications, which are similar to those established for the 1999 - 2004 period. The mentioned Resolution No. 686 rejects the petition for tariff freedom for specific primary zones requested by Telefonica CTC Chile, and in relation to the request for rate flexibility, informed favorably by the Regulator, the Antitrust Commission did not issue a specific pronouncement in spite of the fact that most of its members were for making a pronouncement on the same, whereas the rest of the members considered that such matter did not correspond to that Commission.

         On May 30, 2003, Subtel sent Telefonica CTC Chile the Preliminary Technical Economic Basis. In this respect, Telefonica CTC Chile formulated 84 controversies to the Preliminary Technical Economic Basis of Subtel and requested that an Expert Commission would set up in conformity with what is established in the law and Regulation that Regulates the Procedure, Advertising and Participation of the Tariff Setting Process.

         The Expert Commission was officially established on June 17, 2003, integrated by the experts designated by Telefonica CTC Chile and Subtel. On July 17, the mentioned Commission issued its report on the controversies formulated by Telefonica CTC.

Management's Discussion and Analysis of the Consolidated Financial Statements 5


         Process for Setting Interconnection Rates for Telefonica Movil

         On January 10, 2003, Telefonica Movil presented its proposal for Technical Economic Basis to the Undersecretary of Telecommunications, to govern the process for setting interconnection rates.

         By means of Resolution dated February 22, 2003, Subtel approved the Final Technical Economic Basis that will govern the interconnection rate setting process for the concessionaires mobile telephone service to the public for the 2004 - 2009 period.


         Financial Debt Decrease

         Telefonica CTC Chile continues to improve its debt level through amortization of loans, renegotiation of rates and terms of current loans and also through the global decrease in market rates. As of June 30, 2003, interest-bearing debt reached US$ 1,413 million, reflecting a decrease of 22.8% compared to the nominal interest-bearing debt of US$ 1,831 million recorded as of June 30, 2002. The decrease in debt levels together with improved financing conditions in turn had the effect of lowering financial expenses for 2003.


         Telefonica S.A.'s Offer to Purchase Shares of Terra Networks

         On May 28, 2003, Telefonica S.A. announced an offer to purchase 100 % of the shares of Terra Lycos. On July 10, 2003, the Board of Directors of CTC Transmisiones Regionales S.A. agreed to participate in the offer
         (OPA) and sell 2,984,986 shares of Terra Networks S.A. owned by it at an unit price of 5.25 Euros.

         Recovery in the price of the shares of Terra Networks in the international market during this year, had a positive impact on the investment valuation of the shares that CTC Transmisiones Regionales S.A. holds in that company. This resulted in recognition of Ch$ 3,375 million in non-operating incomes in the first half of 2003.

         Placement of Negotiable Instruments


         On January 27, 2003, Telefonica CTC Chile S.A. registered a line of negotiable instruments in the Securities Registry with a maximum amount of Ch$ 35,000 million, for a 10-year term. On June 26, Telefonica CTC Chile, placed Ch$ 20,000 million, through a placing agent, in two series of equal par value, with final maturity deadline in September and November 2003.

Management's Discussion and Analysis of the Consolidated Financial Statements 6


2.    VOLUME STATISTICS, PROPERTY, PLANT & EQUIPMENT AND STATEMENTS OF INCOME

                                                    TABLE No. 1
                                                 VOLUME STATISTICS
       ===================================================================================================

                        DESCRIPTION                       JUNE          JUNE               VARIATION
                                                          2002           2003           Q             %
       ---------------------------------------------------------------------------------------------------

        Lines in Service at (end of period)               2,760,252      2,566,384   (193,868)      -7.0%

        Total Average Lines in Service                    2,752,417      2,625,176   (127,241)      -4.6%

        Local calls (millions) (1)                            2,514          2,376       (138)      -5.5%

        Inter-primary DLD Minute(2) (thousands)           1,531,596      1,309,939   (221,657)     -14.5%

        Total ILD Minutes(3) (thousands)                  1,024,469        798,771   (225,698)     -22.0%

                ILD Minute Outgoing (incl. Internet)        875,274        621,916   (253,358)     -28.9%

                ILD Minutes Incoming                        149,195        176,854      27,659      18.5%

        Line Connections                                    165,515        124,423    (41,092)     -24.8%

        Mobile Telephone Customers                        1,710,326      1,944,393     234,067      13.7%

        ADSL Connections in Service                          30,262         84,202      53,940     178.2%

        Permanent Personnel Telefonica CTC Chile              3,231          2,631       (600)     -18.6%

        Permanent Personnel Subsidiaries                      4,654          2,176     (2,478)     -53.2%

        Total Corporate Personnel                             7,785          4,807     (3,078)     -39.0%
   =======================================================================================================

1.   Does not include calls from public phones owned by the Company.
2. DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.
3. ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.


                                                     TABLE No. 2
                                  CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
                                (Figures in millions of pesos as of June 30, 2003)
       ====================================================================================================
                        DESCRIPTION                        JUNE           JUNE              VARIATION
                                                           2002           2003          MCh$         %
       ----------------------------------------------------------------------------------------------------

       Land, Infrastructure, Machinery and Equipment        3,783,190     3,898,081     114,891       3.0%

        Projects and Works in Progress                        186,782       114,346    (72,436)     -38.8%

        Accumulated Depreciation                          (1,915,892)   (2,112,525)   (196,633)      10.3%

        NET PROPERTY, PLANT & EQUIPMENT                     2,054,080     1,899,902   (154,178)      -7.5%
       ====================================================================================================

Management's Discussion and Analysis of the Consolidated Financial Statements 7

                               TABLE No. 3
                 CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
                       ENDED AS OF JUNE 30, 2003 AND 2002
                  (Figures in millions of pesos as of 06.30.03)

===================================================================================================================================
                        DESCRIPTION                                 Jan - Jun     Jan - Dec     Jan - Jun   VARIATION  (2003/2002)
                                                                                                            -----------------------
                                                                      2002           2002         2003          MCh$        %
------------------------------------------------------------------------------------------------------------------------------------

  Local Telephone Service                                             188,076       385,420       186,651      (1,425)       -0.8%
     Basic Telephone Service                                          159,720       325,684       153,916      (5,804)       -3.6%
          Fixed Charges                                                79,837       160,479        78,560      (1,277)       -1.6%
          Variable Income                                              76,140       158,168        72,360      (3,780)       -5.0%
          Connections and Other Installations                           3,743         7,037         2,996        (747)      -20.0%

     Access Charges and Interconnections (1)                           11,837        23,521        11,115        (722)       -6.1%
          National Long Distance                                        4,617         9,540         4,492        (125)       -2.7%
          International Long Distance                                   1,789         3,552         1,449        (340)      -19.0%
          Other Charges and Interconnection Services                    5,431        10,429         5,174        (257)       -4.7%

     Advertisements in Telephone Directories                            1,150         4,897         1,322         172        15.0%

     Other Local Telephone Services                                    15,369        31,319        20,298       4,929        32.1%
          Value Added Service                                           8,302        17,352         9,274         972        11.7%
          Commercialization of Equipment                                2,809         5,022         4,538       1,729        61.5%
          Other Services                                                4,258         8,945         6,486       2,228        52.3%

   Long Distance                                                       37,434        75,553        33,586      (3,848)      -10.3%
          National Long Distance                                       16,705        33,298        14,548      (2,157)      -12.9%
          International Service                                        14,382        28,357        13,386        (996)      -6.9%
          Media and circuit rentals                                     6,347        13,898         5,652        (695)      -11.0%

   Mobile Communications                                               99,875       209,208       112,077      12,202        12.2%
               Mobile Communications                                   57,963       122,224        67,765       9,802        16.9%
          CPP Interconnection (2)                                      41,912        86,984        44,312       2,400         5.7%

   Corporate Communications                                            40,656        87,154        42,202       1,546         3.8%
          Equipment Sales and Rental, Network Sales                    10,795        24,771        12,469       1,674        15.5%
          Private Services                                             29,861        62,384        29,733        (128)      -0.4%

   Other Businesses                                                    69,051       115,308        25,793     (43,258)      -62.6%
          Information Services (3)                                     44,016        63,008            --     (44,016)     -100.0%
          Public Telephones                                             6,535        12,211         5,444      (1,091)      -16.7%
          ITI Maintenance and Equipment Sales                          14,245        28,554        14,833         588         4.1%
          Other Income (4)                                              4,255        11,536         5,516       1,261        29.6%

------------------------------------------------------------------------------------------------------------------------------------
    TOTAL OPERATING INCOME                                            435,092       872,644       400,309     (34,783)       -8.0%
------------------------------------------------------------------------------------------------------------------------------------


 OPERATING COSTS                                                     (300,047)     (608,861)     (276,207)     23,840        -7.9%
                        Payroll                                       (44,506)      (80,441)      (29,611)     14,895       -33.5%
                        Depreciation                                 (132,791)     (263,906)     (131,023)      1,768        -1.3%
                        Other Operating Costs                        (122,750)     (264,513)     (115,573)      7,177        -5.8%
ADMINISTRATION AND SELLING COSTS                                      (68,600)     (131,850)      (63,775)      4,825        -7.0%
------------------------------------------------------------------------------------------------------------------------------------
  TOTAL OPERATING COSTS                                              (368,647)     (740,710)     (339,982)     28,665        -7.8%
------------------------------------------------------------------------------------------------------------------------------------

 OPERATING INCOME                                                      66,445       131,933        60,327      (6,118)       -9.2%
------------------------------------------------------------------------------------------------------------------------------------
                   Financial Income                                     6,923        16,875         4,587      (2,336)      -33.7%
                   Other Non-operating Income                           3,667        13,367         6,756       3,089        84.2%
                   Income from Investment in Related Companies (5)       (290)        2,381           211         501           CS
                   Financial Expenses                                 (40,102)      (82,368)      (34,602)      5,500       -13.7%
                   Amortization of Goodwill                            (7,939)      (24,933)       (7,538)        401        -5.1%
                   Other Non-operating Expenses                        (9,736)      (38,297)       (4,496)      5,240       -53.8%
                   Price-level Restatement                             (5,716)       (9,051)         (316)      5,400       -94.5%
------------------------------------------------------------------------------------------------------------------------------------

NON-OPERATING INCOME                                                  (53,193)     (122,027)      (35,398)     17,795       -33.5%
------------------------------------------------------------------------------------------------------------------------------------

  INCOME BEFORE INCOME TAX                                             13,252         9,907        24,929      11,677        88.1%
------------------------------------------------------------------------------------------------------------------------------------
                       Taxes                                          (11,251)      (27,011)      (16,700)     (5,449)       48.4%
                       Minority Interest                                 (619)         (770)          (12)        607       -98.1%

------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (6)                                                          1,382       (17,874)        8,217       6,835       494.6%
====================================================================================================================================



(1) Due to accounting consolidation does not include access charges of188 Mundo Telefonica and Globus.

(2)   Corresponds to income recorded in Telefonica Movil.

(3) Revenues from Sonda S.A. are included only in 2002 due to deconsolidation as of September of that year.

(4)   Includes revenues from Istel, Telemergencia and Tgestiona

(5) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).

(6) For comparative purposes certain reclassifications have been made for 2002 statements of income.

Management's Discussion and Analysis of the Consolidated Financial Statements 8

3.    ANALYSIS OF RESULTS FOR THE PERIOD

      3.1   OPERATING INCOME

      As of June 30, 2003, operating income reached Ch$ 60,327 million, which represents a decrease of 9.2% in comparison to the previous year.


      Operating Revenues

      Operating revenues for the period reached CH$400,309 million showing a decrease of 8.0% in relation to 2002. This decrease incorporates the effects of the deconsolidation of Sonda as of September 2002. Isolating this effect, operating revenues increased by 2.4% over the previous year.

      This variation was mainly originated by a 12.2% increase in mobile services, together with a 3.8% increase in revenues from corporate communications. The above was partly offset by a 10.3% decrease in long-distance revenues and a drop of 0.8% in local telephone revenues. The latter is mainly due to the generation of greater revenues equivalent to 32.1% for added value services and other services such as ADSL, partly compensating the decreased revenues derived from the Corporation's decrease in traffic and lines in service.

      Revenues from Local Telephone Service: Revenues from Basic Telephone Service decreased by 3.6% in respect of the previous year. The variation experienced by this revenue is mainly derived from: (i) the 1.6% decrease in the level of fixed charge, corresponding to the fixed monthly charge for network connections, mainly due to the decrease in the number of lines in service and compensated in part by the indexation of rates applicable to these services; (ii) the 5.0% drop in revenues from variable charge, mainly due to the decrease in lines in service, to the downward trend in the behavior of traffic per line and compensated in part by the indexation applicable to these services.

      Consolidated revenues from access charges and interconnections decreased by 6.1%, mainly due to the 2.7% decrease in revenues from domestic long distance access charges and a 19.0% decrease in revenues from international long distance access charges, due to the 22.0% drop in international interconnection traffic, and to a 4.7% decrease in revenues from other charges and interconnection services.


      Other Local Telephone Services increased by 32.1% due to an 11.7% increase in value added services, higher revenues equivalent to 61.5% for commercialization of equipment and a 52.3% increase in other services and, lastly, to a 52.3% increase in other services, mainly due to contributions from broad band services for the concept of ADSL, which show a sustained growth during the last few periods.


      Long Distance: Revenues from these services decreased by 10.3% in comparison to 2002, due to a decrease of 12.9% and 6.9% in revenues from DLD and ILD, respectively, the latter influenced by an average decrease of 13.6% in the price of these services, in spite of a 2.3% growth in outgoing ILD traffic. Media and circuit rentals show decreased revenues equivalent to 11.0% in relation to the first quarter of 2002.

Management's Discussion and Analysis of the Consolidated Financial Statements 9

      Mobile Communications: Total revenues from this business increased by 12.2% in relation to 2002, mainly due to the 14.6% growth experienced in the average mobile customer base, partially offset by the drop in average revenue per subscriber, and a higher level of prepaid customers in relation to contract customers. It should be noted that these revenues include regulated calling party pays revenues for incoming traffic to mobile telephones.

      Corporate Communications: Business revenues shows an increase of 3.8% in comparison to the previous year, corresponding to a 15.5% increase in the sale and rental of equipment and networks, compensated by a 0.4% decrease in private services. The above is explained by the increase in corporate services, a 256.0% increase in dedicated IP links and the growth in Broad Band and ISP services, all offset in part by the 8.1% decrease in the number of ATM services and the 49.3% decrease in Datared services.

      Other Operating Revenues: This income, excluding the effect of Sonda in 2002, shows a 3.0% increase mainly due to higher revenues from alarm monitoring services and increased revenues from maintenance of interior telephone lines and public telephony equipment.

      Operating Costs

      Operating costs of Ch$339,982 million for the period decreased by 7.8% compared to 2002.

      This decrease is mainly explained by a 33.5% decrease in salaries which translates into a 12.0% decrease excluding Sonda in 2002, reflecting the savings in the workforce reduction carried out by the Company in October 2002. Depreciation decreased by 1.3% (increase of 2.2% when excluding Sonda in 2002) due mainly to the Corporation's new assets becoming operational. Other operating costs dropped by 5.8%, (however, when excluding Sonda in 2002, they increased by 11.7%) mainly due to an increase in the interconnection service costs and an increase in the Corporation's allowance for doubtful accounts.

      Administration and selling costs in comparison to the first half of 2002, show a decrease of 7.0%, however, upon excluding Sonda in 2002, they increased by 5.6% due mainly to the increase in expenses from advertising expenses, sales commissions and outsourcing services, partly offset by remuneration savings due to the reduction in the Corporation's payroll.

      3.2 NON-OPERATING RESULT

      Non-operating result in the first half of 2003 shows a loss of Ch$35,398 million, figure that is less than the non-operating result for the same period in 2002. The variation in non-operating result is broken down as follows:

      Interest income shows a drop of 33.7%, mainly due to lower domestic and international interest rates and less available funds, which have been assigned to diminish the Corporation's financial debt.

      Other non-operating income There is a 84.2% increase mainly a rise in the price of Terra Networks shares in the market during 2003 and the final adjustment of the compensatory indemnity due to early termination of the contract with Publiguias S.A., partly offset by the sale of shares booked in the first half of 2002.

      Interest expenses decreased by 13.7% in 2003, mainly due to a reduced debt and better financing conditions.

Management's Discussion and Analysis of the Consolidated Financial Statements 10

      Other non-operating expenses decreased by 53.8%, derived mainly from higher expenses incurred in 2002 due to staff severance indemnities and expenses related to lawsuits. Additionally, 2002 includes the effect of the lower market value of the Terra Networks shares.

      Price-level restatement shows a deficit of $316 million, 94.5% lower than the loss of Ch$5,716 million recorded in the first half of 2002. This last figure partly picks up the effect of the devaluation of Sonda's investments in Argentina and Brazil. It should be noted, that there has been a 100% level of coverage on exchange rate variations and 84% coverage of interest rate variations. The Company's coverage policy for the peso-dollar exchange has allowed it to neutralize the effects of the exchange rate variations in 2002 and 2003.

      3.3 NET INCOME FOR THE PERIOD

      Net income was Ch$ 8,217 million in comparison with net income of Ch$ 1,382 million earned in 2002. Net income obtained during the period derives from a 33.5% drop in non-operating result and a 9.2% decrease in operating income, together with a 48.4% increase in income tax in relation to the previous year. This increase in tax expense is fundamentally due to a 130.8% increase in deferred tax expense derived from a 101.4% increase in amortization of complementary accounts plus an increase in deferred tax expense of 158.4% for the period, a situation that is partially compensated by a 25.8% drop in income taxes payable.

4.    RESULTS BY BUSINESS AREA

      Local Telephone Business: Showed a net loss of CH $15,469 million in the period, which represents a decrease of CH$ 3,442 million in the loss with respect to the previous year, explained mainly by a 24.4% decrease in non-operating deficit.

      Long Distance Business: showed a profit of Ch$13,458 million, a 35.7% increase over the previous year. This variation is composed of a 22.5% drop in the operating income, and a non-operating gain of Ch$2,571 million which compares positively with the non-operating deficit of Ch$5,739 million in the first half of 2002.

      Corporate Communications Business: This business contributed income of Ch$4,963 million, compared to income in 2002 of Ch$9,596 million. This variation is mainly due to a 30.58% drop in operating income as a result of drop in revenue due to the transfer of PYMES customers to local business. The above was partly offset by a decrease in goods and services and salary expenses. In addition there was a non-operating deficit of Ch$ 1,012 million as of June 2003, while the previous year showed non-operating income of Ch$214 million for the same period.

      Mobile Business: The Mobile Communications business contributed income of Ch $4,200 million to the consolidated net income during the period, whereas in 2002 it had income of Ch$2,140 million. This positive contribution is derived from higher results at an operating and non-operating level.

      Other Businesses: These businesses as a whole showed income of Ch$1,064 million as a result operating income of Ch $ 4,208 million and a non-operating deficit of Ch$2,969 million, whereas during the same period in the previous year, there was a loss of Ch$1,357 million. In 2003 these businesses include mainly public telephone services, maintenance and installations of basic telephone equipment, "Isapre Istel" (employee health insurance) and shared services. In 2002 they also include the results of SONDA.

Management's Discussion and Analysis of the Consolidated Financial Statements 11


                          INCOME AND COSTS BY BUSINESS
                          AS OF JUNE 30, 2002 AND 2003
                  (Figures in millions of pesos as of 06.30.03)

------------------------------------------------------------------------------------------------------------------------------------
                                        Local                      Corporate Communications                 Long Distance

                           Jan-Jun     Jan-Dec    Jan-Jun       Jan-Jun      Jan-Dec    Jan-Jun       Jan-Jun   Jan-Dec   Jan-Jun
                             2002        2002      2003           2002         2002       2003          2002     2002      2003
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income            212,575     435,002    214,108        59,072      115,487     53,095        50,745   100,953   48,057

  Income                    188,076     385,420    186,651        40,656       87,154     42,202        37,434    75,553   33,586

  Intercompany Transfers     24,499      49,582     27,457        18,416       28,333     10,893        13,311    25,400   14,471

Operating Expenses         (187,282)   (384,387)  (188,831)      (48,710)     (94,777)   (45,902)      (32,913)  (65,739) (34,232)

  Payroll                   (27,521)    (55,504)   (24,303)       (7,731)     (14,679)    (6,236)       (3,194)   (6,498)  (2,686)

  Depreciation              (88,269)   (174,468)   (83,746)       (5,327)     (11,176)    (6,272)       (4,793)   (9,904)  (5,469)

  Goods and Services        (42,486)    (94,231)   (56,104)      (15,426)     (36,726)   (13,305)      (18,203)  (36,373) (18,678)

  Intercompany Transfers    (29,006)    (60,184)   (24,679)      (20,225)     (32,197)   (20,089)       (6,723)  (12,965)  (7,398)

Operating Income             25,293      50,615     25,276        10,362       20,710      7,193        17,831    35,214   13,826

Non-operating Income
  and Expenses

  Financial Expenses        (39,924)    (82,848)   (34,205)         (235)        (461)         0          (166)     (223)       0

  Other Income and Expenses  (8,388)    (24,794)    (1,006)          489       (1,122)      (480)       (4,397)   (8,231)   3,388

  Intercompany Transfers     12,476      23,355      8,112           (39)         276       (532)       (1,176)   (2,556)    (816)

Non-operating Income        (35,835)    (84,287)   (27,100)          214       (1,307)    (1,012)       (5,739)  (11,010)   2,571

----------------------------------------------------------------------------------------------------------------------------------
R.A.I.I.D.A.I.E (*)         117,651     223,645    116,128        16,138       31,040     12,453        17,051    34,332   21,866
----------------------------------------------------------------------------------------------------------------------------------

Taxes and Others             (8,369)    (17,287)   (13,646)         (980)      (2,425)    (1,218)       (2,178)   (4,595)  (2,938)

Income After Taxes          (18,911)    (50,959)   (15,469)        9,596       16,977      4,963         9,915    19,609   13,458

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                            Mobile Telephones                             Others

                                  Jan-Jun     Jan-Dec      Jan-Jun           Jan-Jun     Jan-Dec     Jan-Jun
                                    2002        2002        2003               2002        2002        2003
----------------------------------------------------------------------------------------------------------------
Operating Income                    103,692     217,854     114,691             79,610     137,891      37,568

  Income                             99,875     209,208     112,077             69,051     115,308      25,793

  Intercompany Transfers              3,818       8,646       2,614             10,558      22,583      11,775

Operating Expenses                  (96,256)   (201,115)   (107,154)           (76,493)   (134,098)    (33,360)

  Payroll                            (6,819)    (13,747)     (7,032)           (18,189)    (25,813)     (2,901)

  Depreciation                      (24,432)    (51,557)    (30,253)            (9,971)    (17,133)     (5,659)

  Goods and Services                (59,630)   (125,908)    (64,655)           (36,656)    (66,994)    (12,683)

  Intercompany Transfers             (5,374)     (9,904)     (5,213)           (11,677)    (24,158)    (12,117)

Operating Income                      7,436      16,739       7,537              3,116       3,793       4,208

Non-operating Income
  and Expenses

  Financial Expenses                  2,129       2,229        (467)              (948)     (1,066)        (76)

  Other Income and Expenses             475      (1,856)       (163)                 2      (3,656)     (2,389)

  Intercompany Transfers             (7,392)    (12,505)     (3,972)            (1,464)     (3,706)       (504)

  Non-operating Income               (4,787)    (12,132)     (4,602)            (2,410)     (8,428)     (2,969)

--------------------------------------------------------------------------------------------------------------
R.A.I.I.D.A.I.E (*)                  24,952      53,935      33,655             11,626      13,564       6,974
--------------------------------------------------------------------------------------------------------------

Taxes and Others                       (509)       (665)      1,265             (2,064)     (2,809)       (175)

Income After Taxes                    2,140       3,942       4,200             (1,357)     (7,444)      1,064

--------------------------------------------------------------------------------------------------------------

(*) R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.



                     GRAPH OF NET INCOME (LOSS) BY BUSINESS
                        (Six month period ended June, 30)
                  (Figures in millions of pesos as of 06.30.03)

                                   (BAR GRAPH)

                           Corporate         Long           Mobile
               Local     Communications    Distance      Telephones     Others
Jun 2002      (18,911)       9,596           9,915          2,140       (1,357)
Jun 2003      (15,469)       4,963          13,458          4,200        1,064

Management's Discussion and Analysis of the Consolidated Financial Statements 12


5.    STATEMENT OF CASH FLOWS

                                   TABLE No. 4
                             CONSOLIDATED CASH FLOWS
               (Figures in millions of pesos as of June 30, 2003)


==========================================================================================================

                 DESCRIPTION                      JAN-JUN          JAN-JUN               VARIATION
                                                    2002            2003            MCh$             %
----------------------------------------------------------------------------------------------------------

Cash flows from operating activities               123,754         154,603         32,849          26.5%

Cash flows from financing activities               (69,635)       (116,858)       (47,223)          67.8%

Cash flows from investment activities              (25,783)        (39,508)       (13,725)          53.2%

Effect of inflation on cash and cash                  (642)           (533)           109          -17.0%
equivalents

Net change in cash and cash equivalents for         27,694            (296)       (27,990)         -101.1%
the period
==========================================================================================================

The decrease of CH$ 296 million in cash and cash equivalents for 2003 to the increase of CH$ 27,694 million in 2002, comes from higher cash flows destined to investment and, mainly to greater amortization and prepayment cash flows to decrease the debt of Telefonica CTC Chile, a situation that was partly offset by increased cash flows from operating activities during the first half of 2003, as compared to the same period of the previous year.

Management's Discussion and Analysis of the Consolidated Financial Statements 13


6.    FINANCIAL INDICATORS

                                   TABLE No. 5
                        CONSOLIDATED FINANCIAL INDICATORS

-----------------------------------------------------------------------------------------------------------------------

                          DESCRIPTION                               JAN - JUN          JAN - DEC          JAN - JUN
                                                                       2002               2002              2003
-----------------------------------------------------------------------------------------------------------------------

                        LIQUIDITY RATIO
 Current Ratio                                                         1.34               1.18              1.28
 (Current Assets / Current Liabilities)

 Acid Ratio                                                            0.21               0.25              0.17
 (Most liquid assets / Current Liabilities)
-----------------------------------------------------------------------------------------------------------------------
                          DEBT RATIOS
 Debt Ratio
 (Total Liabilities / Shareholders' Equity)                            1.22               1.09              0.99

 Long-term Debt Ratio
 (Long-term Liabilities / Total Liabilities)                           0.70               0.73              0.75

Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)                 1.22               0.92              1.59
-----------------------------------------------------------------------------------------------------------------------
             RETURN AND NET INCOME PER SHARE RATIO
Operating Margin                                                      15.3%              15.1%              15.1%
(Operating Income / Operating Revenues)
                                                                       3.1%               6.1%               3.1%
Operational Income Return
(Operating Income / Net Property, Plant and Equipment (1))           $ 1.4             -$18.6               $8.6

Net Income per Share                                                   0.1%              -1.4%               0.2%
(Net Income / Average number of paid shares each year)

Return on Equity                                                      0.05%              -0.61%             0.08%
(Net income / Average shareholders' equity)

Return Shareholders' on Assets                                        0.07%              -0.87%              0.1%
(Net income / Average assets)

Operating Assets Yield                                                0.06%               0.1%               N.A.
(Net income / Average operating assets (2))

Return on Dividends
(Paid dividends / Market Price per Share)
-------------------------------------------------------------------------------------------------------------------------
                      ACTIVITY INDICATORS

Total Assets                                                       MCh$ 3,013,688     MCh$ 2,701,815     MCh$ 2,603,832
Sale of Assets                                                     MCh$    14,758     MCh$    21,684     MCh$   112,602
Investments in other companies and property, plant and equipment   MCh$    48,614     MCh$   147,108     MCh$    69,905

Inventory Turnover
(Cost of Sales / Average Inventory)                                      0.65                2.6                0.63

Days in Inventory                                                         278                140                 284
(Average Inventory / Cost of sales times 360 days)
========================================================================================================================

(1)   Figures at the beginning of the year, restated.
(2)   Property, plant and equipment are considered operating assets

Management's Discussion and Analysis of the Consolidated Financial Statements 14

      In the previous table, the following is highlighted:

      The current ratio shows a decrease because the levels of current assets and liabilities decreased by 37.9% and 35.0%, respectively. The debt ratio decreased due to lower levels of financial liabilities compared to January
      - June 2002.

7. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

      Due to am imperfect market for the assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which, compared to the book value, is not significant in respect to the Company's assets taken as a whole.

      In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is lower than the book value.

8.    REGULATORY ISSUES

      Fixed Telephony Tariff Decree

      Decree No. 187 is in effect as of May 5, 1999. It establishes maximum rates for Telefonica CTC Chile for local telephone services and interconnection services for a period of five years, which expires on May 4, 2004.

      The main services subject to tariff regulation are: Telephone Line Service (formerly Fixed Charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

      In relation to the procedure to be followed for setting rates for services subject to tariff regulation, on January 13 of this year, Telefonica CTC Chile S.A. requested that the Antitrust Commission decree freedom of rates in specific geographic areas, that they define telephone services which will be subject to rate regulation in areas where the market conditions are not sufficient to guarantee a freedom of rates regime and that they determine that Telefonica CTC Chile S.A. has the right to offer alternative rate plans without prior authorization.

      Subtel, together with the process of rate setting for Telefonica CTC Chile, initiated the process of rate setting for public services provided by Entelphone in Easter Island and access charge rates provided by Entelphone, CMET, Telesat and Manquehue Net.

      On April 30, 2003, Telefonica CTC submitted to Subtel its proposal for the Technical Economic Basis for the Tariff Setting Study for services provided to the public and for the Tariff Setting Study for services provided by Telefonica CTC Chile to other concessionaires of Public Telephone services, to intermediate services concessionaires that provide long distance telephone services and to suppliers of complementary services.

Management's Discussion and Analysis of the Consolidated Financial Statements 15

      On its side, on May 20, 2003, the Antitrust Commission dictated Resolution No. 686 which defines the services subject to rate setting by the Ministries of Economy and of Transportation and Telecommunications, which are similar to those established for the 1999 - 2004 period. The mentioned resolution No. 686 rejects the petition for tariff deregulation for specific primary zones requested by Telefonica CTC Chile, and in relation to the request for rate flexibility, informed favorably by the Regulator, the Antitrust Commission did not issue a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement on the same, whereas the rest of the members considered that such matter did not correspond to that Commission.

      On May 30, 2003, Subtel sent Telefonica CTC Chile the Preliminary Technical Economic Basis. In this respect, Telefonica CTC Chile formulated 84 controversies to the Preliminary Technical Economic Basis of Subtel and requested the formation off a panel of experts in conformity with what is established in the law and Regulations that regulates the Procedure, Advertising and Participation in the Rate Setting Process.

      The Expert Commission was officially constituted on June 17, integrated by the experts designated by Telefonica CTC Chile and Subtel. On July 17, the mentioned panel issued its report on the controversies informed by Telefonica CTC Chile. Once the pronouncement has been sent, which is not binding upon nature Subtel, it has 10 days to dictate the Final Technical Economic Basis.

      Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the Preliminary Technical Economic Basis. Consequently with the above, Subtel dictated the Final Technical Economic Basis for the respective companies.

Management's Discussion and Analysis of the Consolidated Financial Statements 16


      Mobile Telephone Tariff Decree

      Decree No. 97 is in effect as of February 12, 1999. It establishes maximum rates for Telefonica Movil for interconnection services, including Mobile Access Charge, for a period of five years, which expires on February 12, 2004.

      Since the expiry of the five-year period of current regulated rates is nearing, on January 10, 2003, Telefonica Movil presented its Technical Economic Basis Proposal to the Undersecretary of Telecommunications, beginning the process of setting the rates for the 2004-2009 period. In Exempt Resolution dated February 22, 2003, the Undersecretary of Telecommunications approved the Final Technical Economic Basis that will apply to the process of setting the Access Charges Rates for the mobile telephone public service for the 2004 - 2009 period.


      Lawsuit Against the State of Chile

      Upon extinguishing the administrative instances to correct the illegalities involved in the Tariff Setting Process, Telefonica CTC Chile S.A. filed a lawsuit for damages against the State of Chile.

      The lawsuit for US$274 million, plus readjustments and interests, covers past and future damages until May 2004, resulting from having to charge lower rates than those that should legally have been set.

      The Third Civil Court of Santiago accepted the complaint, and notified the State. Once the answer from the State had been received, as well as the answer and rejoinder with which the discussion period ends, the Court dictated the writ of evidence, setting the pertinent, substantial and disputed evidence, which initiated the presentation of evidence stage, in which witnesses for the plaintiff and for the State have testified.

      Upon conclusion of the testimonial and partial testing, the expert investigation stage requested by the parties begins.

Management's Discussion and Analysis of the Consolidated Financial Statements 17


9.    ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

      Continued growth is observed in the mobile and broad band Internet market during the first quarter of 2003, in contrast with the stagnation in the fixed-network voice communication, long distance and narrow band Internet business.

      In the competitive environment, there were no relevant changes in the relative participation of the operators in the various businesses, with exception of an increase in the participation of Telefonica CTC Chile in the broad band market.

      Among the relevant competitive events, in mid-April 2003, the highlight is the announcement of the owner of AT&T Chile (AT&T Latin America) that it had requested protection under Chapter 11 of the Bankruptcy Law in the United States of America for reorganizing its operations. At the same time AT&T Corp had an agreement of intent to sell its participation in AT&T Latin America to Southern Cross, which finally did not prosper.

      Local Telephone Service

      This market contemplates providing local telephone services inside the primary areas, interconnection services with other telecommunications companies and other unregulated local services.

      Incorporation into this market is regulated by concessions awarded by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (Subtel).

      Currently eleven companies with twelve brands participate in this market, including rural operators. The penetration rate per 100 inhabitants as of MAY 2003 was in the order OF 23.7 lines per 100 inhabitants (considering the population figures of the April 2002 census) Telefonica CTC Chile has approximately 75.5% of fixed telephone lines as of May 2003.

      On August 21, 1999, Decree No. 187 was published in the Official Gazette. This decree was drafted jointly by the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction and it sets rates for the regulated services of Telefonica CTC Chile during the five-year period from 1999-2004. The Decree had to be applied retroactively as of May 4, 1999.

      In Resolution No. 611, the Antitrust Commission established the possibility for Telefonica CTC Chile to offer alternative tariff plans to Decree No. 187, oriented toward volume discounts, and to request tariff deregulation in certain geographic areas. In this regard, on September 4, 2001, Telefonica CTC Chile presented a proposal for alternative tariff plans (for high traffic consumption), which was approved in October 2002.

      On May 24, 2002, Telefonica CTC Chile also obtained authorization from Subtel to commercialize prepaid telephone service for low income segments, which was commercially implemented in October 2002.

      Of the five companies that were awarded the bid to operate fixed wireless telephone service concessions in the 3,400 to 3,700 MHz or Wireless Local Loop (WLL), only Entel (licenses: one national and 13 regional) is currently developing its projects. Telefonica del Sur (which was awarded licenses from the VIII to X Regions) informed Subtel of the interruption of its project, due to extenuating circumstances, this being the reason that Subtel annulled the concession for local wireless public service in the VIII and IX regions.

Management's Discussion and Analysis of the Consolidated Financial Statements 18


      Telefonica CTC Chile does not currently hold a license to operate with WLL technology.

      Long Distance

      This market contemplates communications services between primary areas
      (DLD) and international communications (ILD), also known as intermediate services.

      On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance calls. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to some requirements.

      In this market there are currently 14 companies operating with 17 carrier codes. Traffic in the DLD and ILD market, through fixed telephone lines recorded a drop in the first half of 2003 with respect to the first half of 2002 estimated at 11% and 6% respectively. Telefonica CTC Chile, through its subsidiaries 188 Telefonica Mundo and GLOBUS 120, reached an estimated market share of 38.7% in domestic long distance and 31.4% in outgoing international long distance, in the second quarter of 2003.

      Corporate Communications

      This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for corporate clients and Internet service providers (ISPs). Likewise, it includes the commercialization of advanced equipment (multiple lines and PABx, among others).

      In October 2002, Telefonica Empresas refocused toward the company and corporate segments. In this business Telefonica CTC Chile competes with 8 companies in the private service area and with at least 10 companies in the hosting business, with a market share of approximately 47% considered during the first half of 2003, including sale of advanced equipment to companies.


      Mobile Communications

      Provides mobile communication services (cellular telephony, paging, trunking and wireless data transmission).

      There are currently four mobile telephone operators and one smaller operator of mobile satellite communications.

      Telefonica CTC Chile, through its subsidiary Telefonica Movil, has approximately 30% of a total of 6.6 million of customers estimated as of June 2003.

      Regarding the tender offer for PCS mobile spectrum in the 1,900 MHz band (3 bands of 10 MHz each), once the Supreme Court verdict to exclude Smartcom was handed down, the Ministry of Transport and Telecommunications called on Telefonica Movil S.A. and Bellsouth to proceed to bid on the three concessions on July 18, 2002.

Management's Discussion and Analysis of the Consolidated Financial Statements 19

      On July 18, 2002, the three 10 MHz frequencies on the 1,900 MHz band were awarded. Telefonica Movil Chile was awarded two frequencies (20 MHz) for a total of UF 544,521, equivalent to US$12.8 million.

      On the other hand, Telefonica CTC enabled the specialized radio-communications interconnection requested by a mobile service operator, which is available as of the beginning of April 2003.

      Pay TV

      The pay television market is composed of two main cable TV competitors with approximately 80% of the pay TV market. (roughly 710,000 customers), two satellite TV operators and approximately 20 cable TV operators in specific areas, jointly have the remaining 20% of the market.

      On July 3, 2000, a contract was signed for the sale by Telefonica CTC Chile of Metropolis Intercom to Cordillera Comunicaciones S.A. once the transaction was authorized by the Antitrust Commission. The amount of the transaction was US$270 million for 40% of Metropolis Intercom, 100% of its cable television network (except the cable TV network in the IV and VIII Regions) and 100% of Compania de Telecomunicaciones de Chile Plataforma Tecnica Red Multimedia. In addition the arbitration processes of both companies ended by way of a legal settlement.

      In January 2002, a merger agreement was reached between Liberty Media and United Global Com (UCG), companies that participate in the Chilean operators Metropolis Intercom and VTR, respectively.

      Internet Access

      In this market there are currently approximately 34 ISP's operating effectively, in which three of them concentrate 83% of the traffic. IP traffic (switched) for the second quarter of 2003 in the network of Telefonica CTC Chile, reached approximately 1,671 million of minutes, a 2% drop in respect to the second quarter of 2002 mainly due to the migration of intensive users to broad band access.

      Telefonica CTC Chile focuses on Internet access for corporate clients through its ISP TIE, segment in which it holds a market share near to 30%, and has commercial agreements with ISP Terra.

      Telefonica CTC Chile continues with an intensive deployment of internet access through ADSL broad band, directly to the final customer and through a wholesale model in the ISP industry. At the end of June 2003, Telefonica CTC Chile's broadband connections in service reached 84,202, representing a growth of 178.2% when compared to June 2002, thus achieving a market share of 33%.

Management's Discussion and Analysis of the Consolidated Financial Statements 20

      Other Businesses

      Comprises the Public Telephone market, in which Telefonica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of, which CTC Equipos, as of June 2003, has approximately 23% market share as of June 2003considering its own public telephones. Additionally, Telefonica CTC Chile has another 21,588 community telephones installed.


      On January 11, 1999, Telefonica CTC Chile completed the acquisition of 60% of Sonda S.A. The agreement included the commitment of Sonda S.A. to purchase 100% of the information assets of Telefonica CTC Chile, which has completed in the first quarter of 1999.

      On October 12, 2001, Telefonica CTC Chile signed a new shareholders' agreement with Inversiones Pacifico II Ltda. and Inversiones Atlantico Ltda. in which it grants each of these companies a call option for its 60% stake in Sonda S.A. maturing in June 2005. Additionally, the outsourcing and rental contracts between Sonda and Telefonica CTC Chile were terminated and a contract was signed in virtue of which Telefonica CTC Chile repurchases, at book value, the assets that were sold to Sonda S.A. in January 1999.

      On September 26, 2002, Telefonica CTC Chile S.A., through its subsidiary Telefonica Empresas signed a sales contract for 25% ownership of Sonda S.A. for Ch$27,921 million (approximately US$37.5 million), paid in cash.

      Through this agreement Inversiones Pacifico II Limitada acquired 11% of Sonda and Inversiones Santa Isabel Limitada acquired 14%. Both companies are related to Mr. Andres Navarro H. Thus, company's control is transferred to Andres Navarro, while Telefonica CTC Chile keeps the remaining 35% ownership through its subsidiary Telefonica Empresas.

      On November 20, 2001 a new subsidiary was formed to commercialize and install alarm systems and video cameras for residential and corporate customers, providing monitoring and surveillance services and any other service relating to the above. As of May 2003, it is estimated that Telefonica CTC Chile has a market share of 29% in this service.

Management's Discussion and Analysis of the Consolidated Financial Statements 21


10.   ANALYSIS OF MARKET RISK

      Financial Risk Coverage

      With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and euros and, in certain cases, at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.


      Financial risk due to foreign currency fluctuations

      The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of dollar and euro fluctuations on its financial results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

      The main hedging instruments used are dollar/UF and dollar/peso forward agreements.

      As of June 30, 2003, the interest-bearing debt in original currency expressed in dollars was US$1,413 million, including US$991 million of financial liabilities in dollars, US$220 million in debt expressed in "unidades de fomento" (inflation indexed Chilean currency unit), and US$160 million of debt in euros. In this manner, US$1,211 million corresponded to debt exposed to foreign currencies, and therefore directly or indirectly exposed to variations of the dollar.

      Simultaneously, the Company had dollar/UF and dollar/peso exchange insurance and assets in dollars that resulted, as of June 30, 2003, in Zero exposure to foreign exchange.


      Financial risk due to floating interest rate fluctuations

      The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

      As of June 30, 2003, the Company had debts at variable interest rates, Libor, Euro Libor and TAB, mainly for syndicated loans.

      To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly "collars" and "Forward Rate Agreements" (which protect the Libor rate), to limit the future fluctuations of interest rates. As of June 30, 2003, this has allowed the Company to end with an exposure of 16% of the total interest-bearing debt in original currency.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


Date: August 29, 2003


                                           TELECOMMUNICATIONS COMPANY OF CHILE

                                           By /s/   Julio Covarrubias F.
                                              -------------------------------
                                           Name: Julio Covarrubias F.
                                           Title: Chief Financial Officer